Filed by Henderson Group plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Janus Capital Group Inc.

Commission File Number: 001-15253

Date: March 20, 2017

20 March 2017

Full Year Results 2016 — US GAAP

Henderson Group plc (“Henderson Group”) published its Full Year Results for the year ended 31 December 2016 on 9 February 2017.

Further to that announcement, today Henderson Group provides its Full Year Results for the year ended 31 December 2016 prepared in accordance with the Generally Accepted Accounting Principles in the United States as adopted by the U.S. Securities and Exchange Commission (SEC) (“US GAAP”), and presented in US Dollars. The 2016 Full Year Results as prepared under US GAAP are included below.

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Further information
www.henderson.com/IR or

Investor enquiries
Miriam McKay	+44 (0) 20 7818 2106
Head of Investor Relations	miriam.mckay@henderson.com

Louise Curran	+44 (0) 20 7818 5927
Investor Relations Manager	louise.curran@henderson.com

or
Investor Relations	+44 (0) 20 7818 5310
investor.relations@henderson.com

In connection with the proposed merger, Henderson has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), containing a proxy statement of Janus Capital Group and other documents regarding the proposed merger. Before making any voting or investment decision, the respective investors and shareholders of Henderson and Janus Capital Group are urged to carefully read the entire registration statement of Henderson, including the proxy statement of Janus Capital Group, and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they contain important information about Henderson, Janus Capital Group and the proposed merger. The registration statement and other related documents filed by Henderson and Janus Capital Group will be available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC may also be obtained without charge at Henderson’s website, www.henderson.com or at Janus Capital Group’s website www.janus.com, respectively.

Forward looking statements

This announcement contains forward-looking statements with respect to the financial condition, results and business of Henderson Group plc. By their nature, forward-looking statements involve risk and uncertainty because they relate to events, and depend on circumstances, that will occur in the future. Henderson’s actual future results may differ materially from the results expressed or implied in these forward-looking statements. Nothing in this announcement should be construed as a profit forecast.

The content of the websites referred to in this announcement is not incorporated into and does not form part of this announcement. Nothing in this announcement should be construed as, or is intended to be, a solicitation for or an offer to provide investment advisory services.

HENDERSON GROUP PLC FULL YEAR 2016 RESULTS — US GAAP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS OF HENDERSON

For purposes of this section each reference to the “Group” refers to Henderson Group plc and its consolidated subsidiaries.

Segment Considerations

Although Henderson is a global investment manager and manages a range of investment products, operating across various product lines, distribution channels and geographic regions, information is reported to the chief operating decision-maker, the Henderson board, on an aggregated basis. Strategic and financial management decisions are determined centrally by the Henderson board and, on this basis, the Group is a single segment investment management business.

Revenue

Revenue primarily consists of management fees and performance fees. Management fee revenues are generally based upon a percentage of the market value of assets under management and are calculated as a percentage of either the daily, month end or quarter end average asset balance in accordance with contractual agreements. Accordingly, fluctuations in the financial markets have a direct effect on the Group’s operating results. Assets under management may outperform or underperform the financial markets.

Performance fees are specified in certain fund and clients contracts and are based on investment performance either on an absolute basis or compared to an established index over a specified period of time. This is often subject to a hurdle rate. Performance fees are recognized at the end of the contractual period (typically quarterly or annually) if the stated performance criteria are achieved.

2016 Summary

In 2016, Henderson achieved operating income of $232.1 million, a decrease of 26.9% (2015: $317.3 million) driven by lower revenue. Revenue was $999.9 million, down 13.4% (2015: $1,155.1 million). This reduction was driven primarily by lower performance fees of $54.8 million (2015: $150.8 million) in a period of significant market volatility. Management fees—the Group’s principal revenue stream—decreased by 5.1% to $867.8 million (2015: $914.7 million), primarily driven by adverse FX movements in 2016 as pounds sterling, the Group’s functional currency, weakened against the U.S. dollar. Management fee margins fell to 66.9 bps largely due to mix shifts following outflows from retail products and institutional inflows, and other one-off effects.

Total operating expenses decreased by 8.4% to $767.8 million (2015: $837.8 million) driven by a decrease in distribution expenses and employee compensation and benefits expenses. This was offset by increased one-off expenses following the proposed merger with Janus in 2016.

Net income decreased by 46.5% to $177.3 million (2015: $331.4 million), reflecting lower operating income, lower investment gains recognized compared to 2015 and an increased tax charge for the period.

Henderson’s ordinary dividend in respect of 2016 increased to 10.5 pence per share (2015: 10.3 pence per share).

The Group’s functional currency is pounds sterling and, as a result of presenting the financial statements in U.S. Dollars, is subject to foreign currency fluctuations. Analysis excluding this translation effect can be found below under “—Non-GAAP Financial Measures.”

Investment Performance of Assets Under Management

In 2016, market conditions proved to be challenging for the investment management teams. On a three year basis, 77% of assets outperformed, demonstrating the Group’s ability to deliver exceptional long term track records for clients. On a one year basis, performance was weaker, with 50% of assets outperforming.

One year performance was weakest in the European Equities and Global Equities capabilities. At the beginning of 2016, some of Henderson’s largest European funds saw a period of poor investment performance as concerns over China and a rally in the energy sector heavily impacted markets. In Global Equities, performance in many funds suffered throughout the year because of a lack of exposure to the United States and the U.S. dollar.

However, the Group has a wide range of investment teams with independent investment styles and theses, which means that even in tough market conditions, there are a range of investment ideas to discuss with clients.

Investment performance by core capability(1)	1 year	3 years
European Equities	26%	86%
Global Equities	34%	70%
Global Fixed Income	80%	76%
Multi Asset	48%	42%
Alternatives	62%	99%
Total	50%	77%

(1)                                 Percentage of funds, asset weighted, that are outperforming based on the relevant metric: peer percentile ranking for Retail, positive for Absolute Return, positive versus benchmark for Institutional.

Assets Under Management

The Group’s assets under management (AUM) as at December 31, 2016 were $124.7 billion, a decrease of $10.8 billion or 8% from December 31, 2015, driven by adverse FX movements of $13.1 billion and net outflows of $5.3 billion, partially offset by positive market movements of $7.6 billion.

FX movements reduced AUM by $13.1 billion. In this period, the dollar strengthened against all major currencies. As at December 31, 2016, approximately 80% of Henderson’s AUM was non-USD denominated, resulting in an adverse currency effect, particularly in products exposed to pounds sterling, which weakened significantly during the year following the U.K.’s referendum on EU membership in June 2016.

Asset and flows by capability for the years ended December 31, 2016 and 2015 are as follows (in millions):

	Closing AUM Dec. 31,			Net Sales			Acquisitions &	Closing AUM Dec. 31,
(In $ millions)	2015	Sales	Redemptions(1)	(Redemptions)	Markets	FX(2)	Disposals	2016
By capability
European Equities	$30,129	$6,005	$(10,405)	$(4,400)	$660	$(2,052)	$—	$24,337
Global Equities	41,582	10,593	(10,111)	482	2,670	(2,780)	—	41,954
Global Fixed Income	36,549	10,582	(10,509)	73	2,625	(4,552)	—	34,695
Multi Asset	7,207	159	(859)	(700)	938	(1,163)	—	6,282
Alternatives	20,110	7,759	(8,539)	(780)	741	(2,599)	—	17,472
TOTAL	$135,577	$35,098	$(40,423)	$(5,325)	$7,634	$(13,146)	$—	$124,740

(1)                                 Redemptions include impact of client switches which causes a positive balance on occasion.

(2)                                 FX reflects movements in AUM resulting from changes in foreign currency rates as non-USD denominated AUM is translated into USD.

	Closing AUM							Closing AUM
(In $ millions)	Dec. 31, 2014	Sales	Redemptions(1)	Net Sales (Redemptions)	Markets	FX(2)	Acquisitions & Disposals	Dec. 31, 2015
By capability
European Equities	$23,802	$14,154	$(7,048)	$7,106	$2,504	$(1,646)	$(1,637)	$30,129
Global Equities	40,120	9,372	(9,600)	(228)	1,327	(1,404)	1,767	41,582
Global Fixed Income	29,931	13,805	(11,441)	2,364	(206)	(1,767)	6,227	36,549
Multi Asset	8,124	302	(912)	(610)	105	(412)	—	7,207
Alternatives(3)	24,573	10,533	(6,167)	4,366	365	(926)	(8,268)	20,110
TOTAL	$126,550	$48,166	$(35,168)	$12,998	$4,095	$(6,155)	$(1,911)	$135,577

(1)                                 Redemptions include impact of client switches which causes a positive balance on occasion.

(2)                                 FX reflects movements in AUM resulting from changes in foreign currency rates as non-USD denominated AUM is translated into USD.

(3)                                 Alternatives includes the THRE joint venture that was disposed of in 2015.

By capability, European Equities AUM decreased by $5.8 billion or 19.2% from $30.1 billion at December 31, 2015, to $24.3 billion at December 31, 2016, driven by net outflows in the period and adverse FX movements on non-U.S. dollar denominated assets, partially offset by positive market movements. Global Equities AUM increased by $0.4 billion to $42.0 billion at December 31, 2016, primarily due to net inflows and market gains being offset by adverse FX movements on non-US dollar denominated assets. Global Fixed Income AUM decreased by $1.9 billion, with slightly positive net flows and favorable market movements, more than offset by adverse FX movements. Multi-asset AUM decreased by $0.9 billion driven by adverse FX movements and net outflows, partly offset by positive market movements. In Alternatives, the Group saw a 13.1% decline in AUM to $17.5 billion at December 31, 2016, reflecting net outflows and adverse FX movements, slightly offset by positive markets.

The Group offers investment products based on a diversified set of asset classes, primarily through Equity and Fixed Income. Assets and flows by asset class for the years ended December 31, 2016 and 2015 are as follows (in millions):

	Closing AUM							Closing AUM
(In $ millions)	Dec. 31, 2015	Sales	Redemptions(1)	Net Sales (Redemptions)	Markets	FX(2)	Acquisitions & Disposals	Dec. 31, 2016
By asset class
Equity	$89,749	$23,155	$(27,196)	$(4,041)	$5,171	$(7,398)	$—	$83,481
Fixed Income	39,561	10,766	(10,888)	(122)	2,579	(4,844)	—	37,174
Property	6,146	1,177	(2,309)	(1,132)	(115)	(898)	—	4,001
Private Equity	121	—	(30)	(30)	(1)	(6)	—	84
TOTAL	$135,577	$35,098	$(40,423)	$(5,325)	$7,634	$(13,146)	$—	$124,740

(1)                                 Redemptions include impact of client switches which causes a positive balance on occasion.

(2)                                 FX reflects movements in AUM resulting from changes in foreign currency rates as non-USD denominated AUM is translated into USD.

	Closing AUM							Closing AUM
	Dec. 31,			Net Sales			Acquisitions &	Dec. 31,
(In $ millions)	2014	Sales	Redemptions(1)	(Redemptions)	Markets	FX(2)	Disposals	2015
By asset class
Equity	$79,062	$30,778	$(20,616)	$10,162	$4,420	$(4,043)	$148	$89,749
Fixed Income	33,246	14,494	(12,319)	2,175	(207)	(1,879)	6,226	39,561
Property(3)	12,934	2,894	(1,406)	1,488	222	(213)	(8,285)	6,146
Private Equity	1,308	—	(827)	(827)	(340)	(20)	—	121
TOTAL	$126,550	$48,166	$(35,168)	$12,998	$4,095	$(6,155)	$(1,911)	$135,577

(1)                                 Redemptions include impact of client switches which causes a positive balance on occasion.

(2)                                 FX reflects movements in AUM resulting from changes in foreign currency rates as non-USD denominated AUM is translated into USD.

(3)                                 Property includes the THRE joint venture that was disposed of in 2015.

In the period, market movements increased AUM by $7.6 billion, primarily reflecting market gains in Equities of $5.2 billion. Fixed Income saw market gains of $2.6 billion.

The following table presents the components of Henderson’s AUM split by Channel and Product Type for the years ended December 31, 2016 and 2015 (in millions):

	Closing AUM Dec. 31,			Net Sales			Acquisitions &	Closing AUM Dec. 31,
(In $ millions)	2015	Sales	Redemptions(1)	(Redemptions)	Markets	FX(2)	Disposals	2016
RETAIL
UK OEICs/Unit Trusts/Other	$34,426	$8,221	$(9,535)	$(1,314)	$662	$(3,608)	$—	$30,166
SICAVs	28,488	10,911	(14,283)	(3,372)	424	(1,198)	—	24,342
US Mutual Funds	12,745	3,933	(5,326)	(1,393)	(265)	—	—	11,087
Investment Trusts	8,227	100	27	127	761	(1,371)	—	7,744
Total Retail	$83,886	$23,165	$(29,117)	$(5,952)	$1,582	$(6,177)	$—	$73,339
INSTITUTIONAL
UK OEICs/Unit Trusts	$14,359	$172	$280	$452	$683	$(1,755)	—	$13,739
SICAVs	2,306	—	(377)	(377)	(82)	(87)	—	1,760
Australian MIS	2,209	540	(682)	(142)	59	(20)	—	2,106
Offshore Absolute Return Funds	3,533	501	(1,210)	(709)	156	(131)	—	2,849
Managed CDOs	151	—	(21)	(21)	3	(6)	—	127
Segregated Mandates/Property	28,967	10,720	(9,267)	1,453	5,242	(4,970)	—	30,692
Private Equity Funds	86	—	(8)	(8)	(9)	—	—	69
Other	80	—	(21)	(21)	—	—	—	59
Total Institutional	$51,691	$11,933	$(11,306)	$627	$6,052	$(6,969)	$—	$51,401
TOTAL	$135,577	$35,098	$(40,423)	$(5,325)	$7,634	$(13,146)	$—	$124,740

(1)                                 Redemptions include impact of client switches which causes a positive balance on occasion.

(2)                                 FX reflects movements in AUM resulting from changes in foreign currency rates as non-USD denominated AUM is translated into USD.

(In $ millions)	Closing AUM Dec. 31, 2014	Sales	Redemptions(1)	Net Sales (Redemptions)	Markets	FX(2)	Acquisitions & Disposals	Closing AUM Dec. 31, 2015
RETAIL
UK OEICs/Unit Trusts/Other	$32,144	$9,925	$(8,008)	$1,917	$765	$(1,218)	$818	$34,426
SICAVs	22,095	19,067	(12,493)	6,574	1,469	(1,650)	—	28,488
US Mutual Funds	9,363	6,178	(2,678)	3,500	(118)	—	—	12,745
Investment Trusts	8,133	260	(28)	232	319	(457)	—	8,227
Total Retail	$71,735	$35,430	$(23,207)	$12,223	$2,435	$(3,325)	$818	$83,886
INSTITUTIONAL
UK OEICs/Unit Trusts	$14,179	$118	$613	$731	$(15)	$(536)	$—	$14,359
SICAVs	1,973	585	(157)	428	52	(147)	—	2,306
Australian MIS	—	50	(54)	(4)	9		2,204	2,209
Offshore Absolute Return Funds	3,918	618	(818)	(200)	(125)	(60)	—	3,533
Managed CDOs	392	—	(243)	(243)	35	(33)	—	151
Segregated Mandates/Property	24,215	10,936	(10,307)	629	2,174	(2,109)	4,058	28,967
TH Real Estate (40%) share	8,810	429	(194)	235	(126)	72	(8,991)	—
Private Equity Funds	1,283	—	(836)	(836)	(344)	(17)	—	86
Other	45	—	35	35	—	—	—	80
Total Institutional	$54,815	$12,736	$(11,961)	$775	$1,660	$(2,830)	$(2,729)	$51,691
TOTAL	$126,550	$48,166	$(35,168)	$12,998	$4,095	$(6,155)	$(1,911)	$135,577

(1)                                 Redemptions include impact of client switches which causes a positive balance on occasion.

(2)                                 FX reflects movements in AUM resulting from changes in foreign currency rates as non-USD denominated AUM is translated into USD.

Against a challenging backdrop of market volatility and political uncertainty, Retail flows were negative in 2016, with net outflows of $6.0 billion. At the start of the year, clients reduced their risk appetite and demand for European assets moderated. This theme continued throughout the year as political events unfolded, most notably the U.K.’s referendum on EU membership and the U.S. Presidential election.

In the U.K., the Group saw increased outflows in the aftermath of the U.K.’s referendum on EU membership on June 23, 2016, as clients pulled back from investing in European assets. The Group saw an acceleration of outflows from the Henderson UK Property Fund and trading was suspended on July 5, 2016 allowing the fund to dispose of assets and rebuild liquidity. The fund re-opened on October 14, 2016, with modest redemptions. The Group’s product range helped to mitigate the impact of the U.K. referendum, with good demand for U.K. absolute return and fixed income strategies. The Group also benefited from positive flows in the Australian Retail fund range, captured within the Group’s “UK OEICs/Unit Trusts/Other” product line.

Retail SICAV flows turned negative in 2016, as clients reduced their exposure to European assets and held higher proportions of their portfolios in cash. Outflows were dominated by European focused funds, but the Group saw positive flows into low volatility strategies as clients sought downside protection.

US mutual fund flows were broadly flat for the first half of the year but turned negative following the U.K. referendum. Fund outflows accelerated in the second half of the year, reflecting a reversal in demand for non-U.S. assets and the outcome of the U.S. Presidential election.

The Institutional business had a successful year, with positive net flows of $0.6 billion.

Despite net outflows at the start of the year driven by previously notified redemptions and the closure of funds in areas of limited client demand, flows were particularly strong in the second half of the year, reflecting the Group’s continued success in its core U.K. business and an increasingly global client base in Continental Europe, the U.S. and Australia. Most notably, the Group saw early success in its Global Emerging Markets strategy.

In recent years, the Group has been building global Institutional-grade strategies and in 2016, it was encouraging to see increasingly diverse sources of flow by client, geography and strategy. The pipeline of new business—notified but unfunded—remains strong following the recent announcement of the recommended merger with Janus.

Average Assets Under Management

The following table presents the average assets under management, split by Channel for the years ended December 31, 2016, 2015 and 2014 (in millions):

(In $ millions)	Average AUM(1) 2016	Average AUM(1) 2015	Average AUM(1) 2014	2016 vs 2015%	2015 vs 2014%
By Channel
Retail	$78,580	$79,792	$72,510	(1.5)%	10.0%
Institutional	50,849	47,925	48,700	6.1%	(1.6)%
TOTAL	$129,429	$127,717	$121,210	1.3%	5.4%

(1)                                 Average month end AUM excluding equity method investment AUM.

Valuation of Assets Under Management

The fair value of assets under management is based on the values of the underlying cash and investment securities of the Henderson Funds, Trusts and Segregated Mandates. A large proportion of these securities are listed or quoted on a recognized securities exchange or market and are regularly traded thereon; these investments are valued based on unadjusted quoted market prices. Investments including, but not limited to, over-the-counter derivative contracts, which are dealt in or through a clearing firm, exchange or financial institution will be valued by reference to the most recent official settlement price quoted by the appointed market vendor and in the event no price is available from this source, a broker quotation may be used. Physical property held is valued monthly by a specialist independent appraiser.

When a readily ascertainable market value does not exist for an investment, the fair value is calculated based on the expected cash flows of its underlying net asset base, taking into account applicable discount rates and other factors. Judgement is used to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. A Fair Value Pricing Committee is responsible for determining or approving these unquoted prices, which are reported to those charged with governance of the Funds and Trusts.

In funds which invest in markets that are closed at their valuation point, an assessment is made daily to determine whether a fair value pricing adjustment is required to the funds’ valuation. This may be due to significant market movements in other correlated open markets, scheduled market closures or unscheduled market closures as a result of natural disaster or government intervention.

Third party administrators hold a key role in the collection and validation of prices used in the valuation of the securities. Daily price validation is completed using techniques such as day on day tolerance movements, invariant prices, excessive movement checks and intra vendor tolerance checks. The Henderson Data Management Team performs oversight of this process and completes annual due diligence on the processes of third parties.

Henderson leverages the expertise of its fund management teams across the business to cross invest assets to create value for its clients. Where cross investment occurs, assets and flows are identified and the duplication is removed from Henderson’s results.

Results of Operations

Information is reported to the chief operating decision-maker, the Henderson board, on an aggregated basis. Strategic and financial management decisions are determined centrally by the Henderson board and, on this basis, the Group is a single segment investment management business.

Revenues

	Year ended December 31,			2016 vs.	2015 vs.
	2016	2015	2014	2015%	2014%
Revenues (in millions):
Management fees	$867.8	$914.7	$887.3	(5.1)%	3.1%
Performance fees	54.8	150.8	144.3	(63.7)%	4.5%
Other revenue	77.3	89.6	74.1	(13.7)%	20.9%
Total revenues	$999.9	$1,155.1	$1,105.7	(13.4)%	4.5%

Management fees

Management fees decreased by $46.9 million (5.1%) from 2015 to 2016, despite average AUM increasing by 1.3% year on year. Although average institutional AUM increased by 6.1%, average retail AUM decreased by 1.5% resulting in a mix shift from higher margin retail to lower margin institutional. In addition, management fee margins decreased as retail clients continued to switch AUM to clean-fee share classes (classes where advisor commissions and platform charges are unbundled from the fund fee, the fees charged in clean fee share classes are solely for the fund manager. Clean fee share classes were created in response to the Retail Distribution Review regulation in the U.K.). As a result, distribution costs also fell during the period. One-off fee adjustments also contributed to the reduction in management fees. Consequently, total fee margins declined from 71.6 bps in 2015 to 66.9 bps in 2016.

The impact of FX, markets and 2016 outflows caused a net decrease in management fees, which was offset by a net favorable full year impact of 2015 inflows and the full year favorable impact of acquisitions.

Management fees increased by $27.4 million (3.1%) from 2014 to 2015. Average assets under management were 5% higher in 2015 compared to 2014 mainly due to net inflows for 2015 and the full year impact of 2014 inflows. The disposal of the discontinued Property business of $19.7 billion of assets on April 1, 2014 reduced management fees by $23.5 million. The wind down of Private Equity funds reduced management fees in 2015 compared to 2014 by $18.3 million, with assets under management at year end reduced from $1.3 billion at December 31, 2014 to $0.1 billion at December 31, 2015. In addition, other net acquisition and disposal activity (excluding equity method investment AUM) in 2015 contributed $7.1 billion of AUM with 2014 contributing $2.2 billion.

Weighted average management fee rates, by capability consisted of the following for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,			2016 vs.	2015 vs.
	2016	2015	2014	2015%	2014%
Management fee margin (bps):
Global Fixed Income	31.5	36.5	39.6	(13.7)%	(7.8)%
Global Equities	71.5	77.0	81.4	(7.1)%	(5.4)%
European Equities	100.9	103.3	106.1	(2.3)%	(2.6)%
Multi Asset	45.2	51.1	45.7	(11.5)%	11.8%
Alternatives(1)	84.9	81.8	70.2	3.8%	16.5%
Total	66.9	71.6	73.2	(6.6)%	(2.2)%

(1)                                 Alternatives include Property and Private Equity.

Total management fee margins decreased by 4.7 bps, (6.6%) from 2015 to 2016. The decrease was driven by a decline in Global Fixed Income and Global Equities due to the acquisition of Perennial in Australia in November 2015 at lower than average margins. This, combined with the average AUM mix in 2016 marginally moving from retail towards institutional (at lower than average margins), and the continued switching of retail clients to clean-fee share-classes (as a result of the Retail Distribution Review in the U.K), have further contributed to reductions across most capabilities (note that this also reduces distribution costs). Alternatives margins have increased by 3.8% as a result of positive net inflows from the UK Absolute Return OEIC and SICAV funds in 2016 and the wind-down of the Private Equity business which resulted in a one-off fee reduction in 2015.

Total management fee margins decreased by 1.6 bps (2.2%) from 2014 to 2015. The decrease was driven by a 7.8% decline in Global Fixed Income due to the funding of a $2.7 billion mandate in February 2015 to an existing client which was fee neutral, and the acquisition of Perennial in Australia in November 2015 at lower than average margins. In addition margins in Global Equities declined by 5.4% due to the full year impact of the acquisition of Geneva, a U.S. equity institutional fund manager, in November 2014. Alternatives margins increased by 16.5% following the disposal of the Property business in 2014 which was at lower than average margins, offset slightly by the wind down of the Private Equity business. Multi Asset margins increased by 11.8% following the disposal of Intrinsic in December 2014 which was at a lower than average margin for Multi Asset. Higher Retail AUM in 2015 had a positive mix impact on margins across most capabilities, however this was partially offset by switching to clean-fee share-classes (as a result of the Retail Distribution Review in the U.K.).

Performance fees

Performance fees are derived across a number of product ranges including both pooled funds and segregated mandates. Pooled fund performance fees are recognized on a quarterly or annual basis, while segregated mandates are generally recognized on an annual basis. Performance fees by product type consisted of the following for the years ended December 31, 2016, 2015 and 2014 (in millions):

	Year ended December 31,
	2016	2015	2014	2016 vs. 2015%	2015 vs. 2014%
Performance fees (in millions):
SICAVs	$18.1	$72.7	$30.6	(75.1)%	137.6%
UK OEICs & Unit Trusts	8.6	18.1	13.2	(52.5)%	37.1%
Offshore Absolute Return	13.6	38.1	62.8	(64.3)%	(39.3)%
Segregated Mandates	8.2	5.9	17.0	39.0%	(65.3)%
Investment Trusts	4.6	14.4	10.7	(68.1)%	34.6%
Property Funds	—	—	7.8	0.0%	(100.0)%
Other	1.7	1.6	2.2	6.2%	(27.3)%
Total performance fees	$54.8	$150.8	$144.3	(63.7)%	4.5%

For the year ended December 31, 2016, performance fees decreased by $96.0 million compared to 2015, primarily due to lower SICAV fees which for long only funds typically only pay out a performance fee if relative and absolute performance is positive. Key funds driving the lower SICAV fees included lower performance fees on the UK Absolute Return SICAV fund and no fees on both the Henderson Horizon Pan European Alpha and Henderson Horizon Pan European Equity funds. Offshore Absolute Return fees decreased by 64.3% in 2016 compared to 2015 primarily due to lower performance fees on pooled hedge funds and managed accounts and the closure of Alphagen Japan Absolute Return fund. 52 funds yielded a performance fee in 2016 (2015: 78) out of 107 funds with performance fee potential.

For the year ended December 31, 2015, performance fees increased by $6.5 million compared to 2014, primarily due to higher performance fees in the SICAV fund range, offset by lower Offshore Absolute Return performance fees and no Property Fund performance fees following the sale of the Property business in the first half of 2014. 78 funds yielded a performance fee in 2015 (2014: 76) out of over 120 funds with performance fee potential.

Further information showing the diversity of funds both generating and able to generate performance fees, analyzed by product type, for the years ended December 31, 2016, 2015 and 2014 is shown in the table below:

			Offshore	Seg Mandates /
	U.K. OEICs &		Absolute	Mgd CDO /PE /	Investment
$ millions	Unit Trusts	SICAVs	Return	Property / Other	Trusts	Aus MIS	Total
Performance fees FY16	8.6	18.1	13.6	9.2	4.6	0.7	54.8
Performance fees FY15(1)	18.1	72.7	38.1	7.5	14.4	0.0	150.8
Performance fees FY14(1)	13.2	30.6	62.8	27.0	10.7	0.0	144.3
FY16 vs FY15%	(52)%	(75)%	(64)%	23%	(68)%	0%	(64)%
Number of funds generating performance fees in FY16(2)	3	14	16	14	3	2	52
Number of funds generating performance fees in FY15(2)	5	13	22	30	8	0	78
Number of funds generating performance fees in FY14(2)	5	15	19	29	8	0	76
AUM December 31, 2016 generating FY16 performance fees	2.4	5.2	1.4	4.7	1.1	0.1	14.9
AUM December 31, 2015 generating FY15 performance fees	1.9	12.4	2.3	5.7	3.1	0.0	25.4
AUM December 31, 2014 generating FY14 performance fees	1.6	7.3	1.6	9.8	3.0	0.0	23.3
Number of funds eligible to earn performance fees at December 31, 2016	4	26	22	45	8	2	107
Number of funds eligible to earn performance fees at December 31, 2015	5	26	29	54	8	2	124
Number of funds eligible to earn performance fees at December 31, 2014	5	25	31	61	8	0	130
AUM December 31, 2016 with an uncrystallised performance fee at December 31, 2016, vesting in 2017(3)	2.3	3.1	1.3	n/a	0.6	n/a	7.3
AUM December 31, 2015 with an uncrystallized performance fee at December 31, 2015, vesting in 2016(3)	1.4	7.6	1.9	n/a	1.6	0.0	12.5
AUM December 31, 2014 with an uncrystallized performance fee at December 31, 2014, vesting in 2015(3)	0.8	5.3	1.2	n/a	2.7	0.0	10.0
Performance fee participation rate (%)(4)	15-20%	10-20%	10-20%	5-28%	15%	15%
Performance fee frequency	Quarterly	24 Annually, 2 quarterly	Annually	Quarterly, Half Yearly and Annually	Annually	Half Yearly
Performance fee methodology(5)	Relative/Absolute plus HWM	Relative plus HWM	Absolute plus HWM	Bespoke	Relative plus HWM	Relative plus HWM

(1)           Based on continuing performance fees, which excludes fees impacted by the TIAA-CREF transactions.

(2)           For Offshore Absolute Return Funds, this excludes funds earning a performance fee on redemption and only includes those with a period end crystallization date.

(3)           Reflects the total AUM of all funds with a Performance Fee opportunity at any point in the relevant year.

(4)           Participation rate reflects Henderson’s share of outperformance.

(5)           Relative performance is measured versus applicable benchmarks, and is subject to a High Water Mark (HWM) for relevant funds.

Other revenue

Other revenue largely comprises the U.K. OEICs & Unit Trust General Administration charge (GAC), which reimburses the Group for certain administration activities undertaken on behalf of the U.K. retail fund range. Other revenue decreased $12.3 million during the year ended December 31, 2016 compared to 2015 of which $10.1 million is due to the adverse impact of translation of non U.S. dollar denominated income.

Other revenue increased $15.5 million during the year ended December 31, 2015 compared to 2014. This is due to the increase in 12b-1 fees, an increase in revenue from Crux Asset Management following the disposal of the European Special Situations fund and an increase in GAC due to higher average AUM on the U.K. OEICs and Unit Trust product range. This is largely offset by an adverse impact of translation of non U.S. dollar denominated income and transaction fees in 2014, not recurring in 2015 that related to the divested Property business.

Operating expenses

	Year ended December 31,			2016 vs.	2015 vs.
	2016	2015	2014	2015%	2014%
Operating Expenses (in millions):
Employee compensation and benefits	$273.5	$317.1	$312.3	13.7%	(1.5)%
Long-term incentive compensation	87.5	85.9	75.3	(1.9)%	(14.1)%
Distribution expenses	209.1	235.6	219.3	11.2%	(7.4)%
Amortization and depreciation	27.8	23.4	21.5	(18.8)%	(8.8)%
Investment administration	46.2	48.3	50.0	4.3%	3.4%
General, administrative and occupancy	123.7	127.5	128.8	3.0%	1.0%
Total operating expenses	$767.8	$837.8	$807.2	8.4%	(3.8)%

Employee compensation and benefits

During the year ended December 31, 2016, employee compensation and benefits decreased $43.6 million (13.7%), compared to 2015, which was primarily driven by the favorable impact of translation of non U.S. dollar denominated expense of $35.9 million. Fixed staff costs increased by $19.4 million, predominantly reflecting the full year impact of significant investment in additional headcount in 2015 both organically, and through acquisition ($11.6 million) which included a full year of the Perennial acquisition and Australian operations build out in 2015. The remainder of the increase related to wage increases. Bonus costs decreased $27.1 million largely reflecting weaker business performance, primarily with respect to shorter term investment performance, including lower performance fees and net outflows of retail AUM in the period.

During the year ended December 31, 2015, employee compensation and benefits increased $4.8 million, compared to 2014. Fixed employee compensation increased $20.7 million, predominantly reflecting significant investment in additional headcount both organically and through acquisition of $10.8 million, which included a full year impact of the Geneva acquisition in 2014, and two months from the Perennial acquisition and Australian operations build out in 2015. The remainder of the increase related to wage increases and an increase in pension costs. Bonus costs increased $21.3 million as result of the Group’s remuneration schemes being structured to reward strong business performance, principally good investment performance and record net inflows of AUM. Offsetting these factors was the favorable translation effect of non U.S. dollar expenses of $22.6 million and the Property business costs incurred for the first quarter of 2014 until the Group’s disposal of the Property business of $14.6 million.

Long-term incentive compensation

Long term incentive compensation increased by $1.6 million from 2015 to 2016. $11.3 million of the increase is primarily due to higher amortization of bonus deferrals which were in turn a function of increasing bonus awards throughout the last three years. This was partially offset by lower social security costs on award vestings as a result of a decrease in share price, lower costs relating to awards with total shareholder return (‘TSR’) market performance conditions and by the favorable impact of translation of non U.S. dollar denominated expense of $9.7 million.

Long-term incentive compensation increased $10.6 million from 2014 to 2015. $18.5 million was primarily due to higher amortization of bonus deferrals as outlined above. Additionally, a higher share price increased social security costs on award vestings. Offsetting these factors was the favorable translation effect of non U.S. dollar expenses of $5.5 million and the Property business costs incurred for the first quarter of 2014 until the Group’s disposal of the business of $2.4 million.

Distribution expenses

Distribution expenses are paid to financial intermediaries for the distribution of Henderson’s retail investment products and are typically calculated based on the amount of the intermediary sourced AUM. For the year ended December 31, 2016, distribution expenses decreased by $26.5 million which was mainly due to AUM switching towards clean-fee share classes (as a result of the Retail Distribution Review in the U.K.) and lower average Retail AUM caused a further decrease, offset by one-off adjustments.

For the year ended December 31, 2015, distribution expenses increased by $16.3 million mainly due to higher average assets under management, with average Retail AUM increasing approximately 10% year on year.

Amortization and depreciation

Amortization and depreciation expense increased by $4.4 million compared to 2015. $4.9 million is due to the impairment of Gartmore Investment Management Contracts from the planned disposal of the Volantis UK Small Cap alternative team assets in 2017, a full year’s amortization from the acquisition of Perennial $1.5 million and other adverse increases of $2.9 million following the on-going investment in platforms. These were offset by a $2.2 million reduction to Gartmore client relationship amortization and a $2.7 million favorable translation impact of non U.S. dollar denominated expenses.

Amortization and depreciation expense increased $1.9 million for the year ended December 31, 2015 compared to 2014. This was primarily driven by a full year’s amortization of client relationships recognized as part of the Geneva acquisition.

Investment administration

Investment administration costs have decreased by $2.1 million, 4.3% compared to 2015, due to a favorable $5.5 million translation impact of non U.S dollar denominated expenses. This was offset by the full year impact of increased expense from Australian acquisitions ($2.2 million) and higher middle office costs ($1.2 million).

For the year ended December 31, 2015, investment administration expenses decreased by $1.7 million compared to 2014, mainly due to the favorable impact of translation of $3.6 million and one quarter’s costs in 2014 relating to the Property business. This was offset by one-off outsourced administration charges of $3.1 million incurred in 2015.

General, administrative and occupancy

General, administrative and occupancy decreased by $3.8 million, 3.0%, compared to 2015. The Group was impacted by FX on translation to the reporting currency of $14.4 million and to the functional currency $5.2 million. Other favorable variances included $6.0 million of costs due to lower recruitment activity and a number of one off legal and professional costs incurred in 2015. This was offset by $7.5 million of deal costs associated with the proposed Janus merger, increases in information technology costs of $6.1 million driven by ongoing investment and support of the IT infrastructure and platforms and office expenses increases of $1.2 million due to the Australian acquisitions and upgrades to the Singapore office. The remaining $7.0 million increase comprised various adverse variances, including an increase in irrecoverable U.K. Value Added Tax, increase to marketing expenditure following higher sales activity and other smaller items across several expense categories.

For the year ended December 31, 2015, general, administrative and occupancy decreased by $1.3 million compared to 2014. The first quarter 2014 costs of the divested Property business were $11.8 million which did not recur in 2015. A favorable impact was due to FX of $1.8 million (favorable translation to the reporting currency of $9.3 million offset by adverse translation to the functional currency ($7.5 million)). These were offset by $4.0 million higher legal and professional costs in 2015 relating to regulatory fees, costs associated with the Private Equity business wind down and a number of Group and regulation change projects progressing throughout 2015. In addition information technology costs were $3.0 million higher, including market data expenses as a result of additional users, ongoing investment and support of the IT infrastructure and higher network costs as a result of increased headcount and offices (including those relating to the Perennial acquisition). The remaining $5.3 million increase comprised various items, including an increase to marketing costs and other adverse variances.

Non-operating income and expenses

	Year ended December 31,			2016 vs.	2015 vs.
	2016	2015	2014	2015%	2014%
Non-operating income and expenses (in millions):
Interest expense	$(6.6)	$(20.1)	$(19.3)	67.2%	(4.1)%
Investment (losses)/gains, net	$(11.7)	$39.7	$285.9	(129.5)%	(86.1)%
Other non-operating (loss)/income, net	$(1.9)	$0.6 $	(1.5)	n/m*	140.0%
Income tax provision	$(34.6)	$(6.1)	$(52.6)	n/m*	88.4%

*              n/m = not meaningful

Interest expense

Interest expense mainly consists of interest on the 7.25% Senior Notes due 2016, which we refer to as the 2016 Senior Notes. Following the repayment of the 2016 Senior Notes in March 2016, the expense has decreased by $13.5 million compared to 2015, including a favorable translation impact of $2.3 million.

For the year ended December 31, 2015, interest expense increased by $0.8 million compared to 2014, mainly due to a full year of deferred consideration finance charges relating to the Geneva acquisition and one-off interest costs, offset by a $1.4 million favorable translation impact.

Investment (losses)/gains, net

The components of investment (losses)/gains, net for the years ended December 31, 2016, 2015 and 2014, were as follows (in millions):

	Year ended December 31,			2016 vs.	2015 vs.
	2016	2015	2014	2015%	2014%
Investment (losses)/gains, net (in millions):
(Loss)/gain on investment securities and derivatives	$(12.4)	$18.3	$18.1	(167.8)%	1.1%
Gain on sale of equity method investments	—	18.9	18.9	(100.0)%	0.0%
Gain on sale of property business	—	—	245.3	0.0%	(100.0)%
Other investment income	0.7	2.5	3.6	(72.0)%	(30.6)%
Investment (losses)/gains, net	$(11.7)	$39.7	$285.9	(129.5)%	(86.1)%

Investment gains decreased by $51.4 million for the year ended December 31, 2016, compared to 2015, mainly as a result of gains made in 2015 not recurring. This was primarily due to a gain on sale of equity method investments of $18.9 million which related to the disposal of the THRE joint venture during 2015 and a gain on sale of available-for-sale investments of $18.3 million on the disposal of the property fund seed capital investments. In addition in 2016, the firm recorded an unrealized loss on a legacy Asian private equity investment of $17.7 million, mainly as a result of macro-economic issues in India.

Investment gains decreased by $246.2 million for the year ended December 31, 2015, compared to 2014, mainly due to the gain on the disposal of the Property business in 2014. On April 1, 2014, the Group completed transactions which resulted in the disposal of the Property business and simultaneously recognized a 40% share in a newly formed joint venture, THRE, which was accounted for as an equity method investment. The Group recognized a gain on disposal of the Property business of $245.3 million during the year ended December 31, 2014 and subsequently recognized a gain of $18.9 million on disposal of its 40% share of THRE during the year ended December 31, 2015. During 2014, the Group also disposed of its 50% stake in Intrinsic, which was accounted for as an equity method investment, recognizing a gain on sale of $18.9 million.

Other non-operating(loss)/income, net

The components of other non-operating (loss)/income, net for the years ended December 31, 2016, 2015 and 2014, are as follows (in millions):

	Year ended December 31,			2016 vs.	2015 vs.
	2016	2015	2014	2015%	2014%
Other non-operating (loss)/income, net (in millions):
Loss from equity method investments	$(3.1)	$(1.0)	$(3.4)	n/m*	70.6%
Interest income	1.2	1.6	1.9	(25.0)%	(15.8)%
Total other non-operating (loss)/income, net	$(1.9)	$0.6	$(1.5)	n/m*	140.0%

*               n/m = not meaningful

The loss from equity method investments increased to $3.1 million for the year ended December 31, 2016, compared to a loss of $1.0 million for 2015. This was mainly due to an impairment of Northern Pines ahead of its wind-up.

The loss from equity method investments declined to $1.0 million for the year ended December 31, 2015, compared to a loss of $3.4 million for 2014. This was mainly due to THRE establishment costs which were recognized in 2014, offset by a lower share of income in 2015 following the disposals of THRE in the first half of 2015 and Intrinsic in the second half of 2014.

Income Tax Provision

For the year ended December 31, 2016, the Group’s effective tax rate increased to 16.3% (tax charge of $34.6 million) from 1.8% (tax charge of $6.1 million) for the year ended December 31, 2015. The increase in the effective tax rate was due to a number of 2015 tax benefits that either did not occur in 2016 or did not occur at the same level in 2016 and changes in the Group’s global mix of pre-tax profits and business growth in higher tax jurisdictions. In addition, 2016 included non-deductible deal costs associated with the proposed merger with Janus which accounted for the remainder of the effective tax rate movement between the two years. In 2015, the Group benefitted from $7.6 million relating to the Group’s disposal of THRE and the Property business, the tax impact of which was finalized in 2015, $10.5 million on settlement of positions with the U.K. tax authorities and $3.4 million on other prior year adjustments.

For the year ended December 31, 2015, the Group’s effective tax rate decreased to 1.8% (tax charge of $6.1 million) from 9.3% (tax charge of $52.6 million) for the year ended December 31, 2014. The decrease in the effective tax rate was primarily due to 2015 tax benefits that either did not occur in 2014 or did not occur at the same level in 2014. In 2015, the tax benefits included $8.1 million relating to the reduction in corporation tax rates in the U.K. giving rise to credits on the revaluation of certain deferred tax balances, $12.4 million tax benefits arising from the exercise of share based compensation awards granted to employees and $10.5 million tax credits on settlement of positions with the U.K. tax authorities.

For the year ending December 31, 2017, the completion of the merger is anticipated to increase the Group’s effective tax rate. Further, the impact of future enacted tax rate or tax law changes in the jurisdictions of our operations, changes in the Group’s mix of pre-tax profits and future tax benefit arising from the exercise of share based compensation awards granted to our employees are difficult to predict and can significantly affect the Group’s eventual effective tax rate for the year.

Non-GAAP Financial Measures

Henderson reports its financial results in accordance with U.S. GAAP. However, in the opinion of the Henderson board the profitability of the Group and its ongoing operations is best evaluated using additional non-GAAP financial measures. Management uses these performance measures to evaluate the business and adjusted values are consistent with internal management reporting.

Alternative performance measures

The following are reconciliations of U.S. GAAP basis revenues, operating income, net income attributable to Henderson and diluted earnings per share to adjusted revenues, adjusted operating income, adjusted net income attributable to Henderson and adjusted diluted earnings per share.

	Year ended December 31,
	2016	2015	2014
	(dollars in millions, except per share data
	and operating data)
Reconciliation of revenues to adjusted revenues
Revenues, GAAP basis	$999.9	$1,155.1	$1,105.7
Distribution expenses(1)	(209.1)	(235.6)	(218.2)
Discontinued property business(2)	—	—	(33.0)
Adjusted revenues	$790.8	$919.5	$854.5
Reconciliation of operating income to adjusted operating income
Operating income, GAAP basis	$232.1	$317.3	$298.5
Discontinued property business(2)	—	—	(12.1)
Intangible amortization of investment management contracts(3)	19.6	15.5	13.8
Other acquisition related items(4)	5.8	2.0	1.7
Transaction related costs and net gains on disposals(5)	18.6	7.9	6.8
Other non-recurring items(6)	—	—	(4.7)
Gain on sale of property business(7)	—	—	14.4
Adjusted operating income	$276.1	$342.7	$318.4
Operating margin(8)	23.2%	27.5%	27.0%
Adjusted operating margin(9)	34.9%	37.3%	37.3%
Reconciliation of net income attributable to Henderson to adjusted net income attributable to Henderson
Net income attributable to Henderson, GAAP basis	$189.0	$329.8	$503.3
Discontinued property business(2)	—	—	(12.6)
Intangible amortization of investment management contracts(3)	19.6	16.7	16.5
Other acquisition related items(4)	7.9	3.8	2.5
Transaction related costs and net gains on disposals(5)	18.6	(11.3)	(3.2)
Other non-recurring items(6)	3.7	(0.2)	(4.7)
Gain on sale of property business(7)	—	—	(230.9)
Tax on adjustments to net income attributable to Henderson(10)	(11.4)	(18.6)	22.0
Adjusted net income attributable to Henderson	227.4	320.2	292.9
Less: distributed earnings on dividend bearing securities	(3.7)	(4.2)	(5.2)
Less: un-distributed earnings on non dividend bearing securities	(1.6)	(4.5)	(4.9)
Adjusted net income attributable to Henderson common shareholders	$222.1	$311.5	$282.8
Weighted-average diluted common shares outstanding—diluted (two class)	1,111.1	1,154.5	1,154.4
Diluted earnings per share (two class)(11)	$0.17	$0.28	$0.42
Adjusted diluted earnings per share (two class)(12)	$0.20	$0.27	$0.24

(1)                            Distribution expenses are paid to financial intermediaries for the distribution of Henderson’s investment products. The Henderson board believes that the deduction of third-party distribution, service and advisory expenses from operating revenues in the computation of net revenues reflects the nature of these expenses as revenue-sharing activities, as these costs are passed through to external parties who perform functions on behalf of, and distribute, the Group’s managed AUM. In 2014, this figure represents the distribution expenses excluding those associated with the discontinued Property business.

(2)                            On April 1, 2014, the Group completed transactions which resulted in the disposal of the Property business and simultaneous recognition of a 40% share in the newly formed joint venture, THRE. Prior to the disposal, the Group continued to consolidate the Property business and recognized net income from its operations for the first quarter of 2014. The Property business was not able to be classified as a discontinued operation due to the holding of the 40% share in THRE and consequently maintaining exposure to the business. However, the Henderson board does not believe that the first quarter’s Property business result represented the ongoing operations of the Group.

(3)                            Investment management contracts have been identified as a separately identifiable intangible asset arising on the acquisition of subsidiaries and businesses. Such contracts are recognized at the net present value of the expected future cash flows arising from the contracts at the date of acquisition. For segregated mandate contracts, the intangible asset is amortized on a straight-line basis over the expected life of the contracts. The Henderson board believe these non-cash and acquisition related costs do not represent the ongoing operations of the Group.

(4)                            Other acquisition related items primarily represent void property costs inherited on the acquisition of the New Star and Gartmore businesses in 2009 and 2011 respectively. They reflect the net present values of the excess of lease rentals and other payments over the amounts expected to be recovered from subletting these properties. This category also includes deferred consideration costs, being earn-out costs of key owner / employees secured from previous acquisitions and contingent consideration payable to the vendors of those businesses. The Henderson board believes these costs do not represent the ongoing operations of the Group.

(5)                            Transaction related costs and net gains on disposals represented the following transactions: establishment of THRE (2014), disposal of Intrinsic (2014), acquisition of Geneva Capital LLC (2014), acquisition of Perennial (2015), 90 West (2015) and proposed merger integration and transaction costs with Janus (2016), due to complete in 2017. The Henderson board believes these costs and gains do not represent the ongoing operations of the Group.

(6)                            In 2014, other non-recurring items included a partial refund to the Group of $4.8 million relating to amounts previously paid in respect of the 2010/2011 Keydata cross subsidy levy to the U.K. Financial Services Compensation Scheme (FSCS). In 2015, a $0.2 million gain was recognized on the revaluation of the Group’s previous 41.4% stake in 90 West, based on the transaction price on May 29, 2015 when the Group acquired the remaining 58.6% of shares of 90 West. In 2016, the Group impaired its investment in Northern Pines as a result of the wind up of the business ($3.7 million). The Henderson board believes these gains and costs do not represent the ongoing operations of the Group as they were one off in nature.

(7)                            On April 1, 2014, the Group completed transactions which resulted in the disposal of the Property Business. This reflects the profit on disposal, net of any deal and separation costs.

(8)                            Operating income divided by revenues.

(9)                            Adjusted operating income divided by adjusted revenues.

(10)                     The tax impact of the non-GAAP adjustments are calculated based on the U.S. or foreign statutory tax rate as they relate to each non-GAAP adjustment. A number of the non-GAAP adjustments are either not taxable or not deductible for tax purposes and these primarily include the following: deferred consideration costs (footnote 4); establishment costs and profit on disposal of THRE, disposal of Intrinsic, certain costs associated with the acquisition of Geneva Capital LLC, Perennial and 90 West and transaction costs associated with the proposed merger with Janus (footnote 5); impairment on investment in Northern Pines (footnote 6); and the book profit on disposal of the Property Business (footnote 7) has been adjusted to reflect the taxable gains that arose on the disposal of the Property business. In addition, the 2015 total tax credit on non-GAAP items included a $4.2 million credit resulting from finalization of the taxable gains associated with the disposal of the Property business to THRE during 2014.

(11)                     Net income attributable to Henderson common shareholders divided by weighted-average diluted common shares outstanding.

(12)                     Adjusted net income attributable to Henderson common shareholders divided by weighted-average diluted common shares outstanding.

Constant Dollar analysis of Net Income

The Group’s functional currency is pounds sterling and as a result of presenting the financial statements in U.S. Dollars is subject to foreign currency fluctuations. In the tables below, the Group reports net income attributable to Henderson on a ‘constant dollar’ basis assuming the 2015 and 2014 comparatives are translated at the 2016 and 2015 rates, respectively.

Constant dollar reporting is a non-GAAP financial measure that shows the impact of changes in exchange rates on the translation from the Group’s functional currency to its reporting currency, to facilitate a comparative view that assists the reader in better understanding underlying core operating performance. Movements in the balances presented below have been explained in the earlier analysis.

2016 compared to 2015

	Year ended December 31,
	2016	2015	2015 Constant Dollar (at 2016 rate)	2016 vs 2015	Translation impact	2016 vs 2015 Constant Dollar
	(dollars in millions)
Revenues:
Management fees	$867.8	$914.7	$811.1	$(46.9)	$(103.6)	$56.7
Performance fees	54.8	150.8	133.7	(96.0)	(17.1)	(78.9)
Other revenue	77.3	89.6	79.5	(12.3)	(10.1)	(2.2)
Total revenue	999.9	1,155.1	1,024.3	(155.2)	(130.8)	(24.4)
Operating expenses:
Employee compensation and benefits	273.5	317.1	281.2	43.6	35.9	7.7
Long-term incentive compensation	87.5	85.9	76.2	(1.6)	9.7	(11.3)
Distribution expenses	209.1	235.6	208.9	26.5	26.7	(0.2)
Amortization and depreciation	27.8	23.4	20.7	(4.4)	2.7	(7.1)
Investment administration	46.2	48.3	42.8	2.1	5.5	(3.4)
General, administrative and occupancy	123.7	127.5	113.1	3.8	14.4	(10.6)
Total operating expenses	767.8	837.8	742.9	70.0	94.9	(24.9)
Operating income	232.1	317.3	281.4	(85.2)	(35.9)	(49.3)
Interest expense	(6.6)	(20.1)	(17.8)	13.5	2.3	11.2
Investment (losses)/gains, net	(11.7)	39.7	35.2	(51.4)	(4.5)	(46.9)
Other non-operating (losses)/income, net	(1.9)	0.6	0.5	(2.5)	(0.1)	(2.4)
Income before taxes	211.9	337.5	299.3	(125.6)	(38.2)	(87.4)
Income tax provision	(34.6)	(6.1)	(5.4)	(28.5)	0.7	(29.2)
Net income	177.3	331.4	293.9	(154.1)	(37.5)	(116.6)
Non-controlling interests	11.7	(1.6)	(1.4)	13.3	0.2	13.1
Net income attributable to
Henderson	$189.0	$329.8	$292.5	$(140.8)	$(37.3)	$(103.5)

2015 compared to 2014

	Year ended December 31,
			2014
			Constant			2015 vs 2014
			Dollar		Translation	Constant
	2015	2014	(at 2015 rate)	2015 vs 2014	impact	Dollar
	(dollars in millions)
Revenues:
Management fees	$914.7	$887.3	$823.0	$27.4	$(64.3)	$91.7
Performance fees	150.8	144.3	133.9	6.5	(10.4)	16.9
Other revenue	89.6	74.1	68.7	15.5	(5.4)	20.9
Total revenue	1,155.1	1,105.7	1,025.6	49.4	(80.1)	129.5
Operating expenses:
Employee compensation and benefits	317.1	312.3	289.7	(4.8)	22.6	(27.4)
Long-term incentive compensation	85.9	75.3	69.8	(10.6)	5.5	(16.1)
Distribution expenses	235.6	219.3	203.5	(16.3)	15.8	(32.1)
Amortization and depreciation	23.4	21.5	19.9	(1.9)	1.6	(3.5)
Investment administration	48.3	50.0	46.4	1.7	3.6	(1.9)
General, administrative and occupancy	127.5	128.8	119.5	1.3	9.3	(8.0)
Total operating expenses	837.8	807.2	748.8	(30.6)	58.4	(89.0)
Operating income	317.3	298.5	276.8	18.8	(21.7)	40.5
Interest expense	(20.1)	(19.3)	(17.9)	(0.8)	1.4	(2.2)
Investment gains, net	39.7	285.9	265.3	(246.2)	(20.6)	(225.6)
Other non-operating income/(losses), net	0.6	(1.5)	(1.4)	2.1	0.1	2.0
Income before taxes	337.5	563.6	522.8	(226.1)	(40.8)	(185.3)
Income tax provision	(6.1)	(52.6)	(48.8)	46.5	3.8	42.7
Net income	331.4	511.0	474.0	(179.6)	(37.0)	(142.6)
Non-controlling interests	(1.6)	(7.7)	(7.1)	6.1	0.6	5.5
Net income attributable to Henderson	$329.8	$503.3	$466.9	$(173.5)	$(36.4)	$(137.1)

Liquidity and Capital Resources

Henderson’s capital structure, together with available cash balances, cash flows generated from operations, and further capital and credit market activities, if necessary, should provide the Group with sufficient resources to meet present and future cash needs, including operating and other obligations as they fall due and anticipated future capital requirements.

Henderson is subject to regulatory oversight by the SEC, FINRA, the FCA and other international regulatory bodies. The Group ensures it is compliant with its regulatory obligations at all times. The FCA, currently the Group’s lead regulator, imposes consolidated capital requirements on the Group’s operations. In February 2017, following feedback from the FCA from its periodic review of the Group’s capital position, Henderson’s standalone capital requirement was £216.0 million, resulting in capital above the Group’s regulatory requirement of £69.0 million ($85.3 million) as at December 31, 2016 (2015: £100.0 million ($147.4 million)) based upon Henderson’s internal calculations.

Short-Term Liquidity and Capital Resources

The following table summarizes key balance sheet data relating to Henderson’s liquidity and capital resources as of December 31, 2016 and 2015 (in millions):

	December 31,
	2016	2015
Cash and cash equivalents held by the Group	$279.0	$530.9
Accounts receivable	7.4	15.5
Investment securities held by the Group	79.6	92.6
Long-term debt (including current portion)	$—	$220.9

Cash and cash equivalents consist primarily of cash at bank. Cash and cash equivalents and investment securities held by consolidated VIEs are not available for general corporate purposes and have been excluded from the table above.

The Group believes that existing cash and cash from operations should be sufficient to satisfy its short-term capital requirements. Expected short-term uses of cash include ordinary operating expenditures, seed capital investments, dividend payments, income tax payments and deal and integration costs in relation to the proposed merger. Henderson may also use available cash for other general corporate purposes and acquisitions.

Common Stock Repurchases

There were no share repurchases under share repurchase programs during 2016. On September 8, 2015 the Henderson board announced a £25.0 million share repurchase program. During the year ended December 31, 2015, the Group repurchased and immediately cancelled 4,363,334 ordinary shares at an average price of £2.80 ($4.13) per share and 4,649,467 CDIs at an average price of AUD$5.87 ($4.51) per share. The total cost of the share buy backs was £25.0 million ($38.2 million). The Group has no commitments to repurchase additional capital stock. Any future repurchases of ordinary shares or CDIs will depend upon prevailing market conditions, the Group’s liquidity requirements, contractual and legal restrictions, and other factors.

Dividends

The payment of cash dividends is within the discretion of the Henderson board and depends on many factors, including, but not limited to the Group’s results of operations, financial condition, capital requirements, general business conditions and legal requirements. Dividends are subject to semi-annual declaration by the Henderson board. The Group declares dividends in pounds sterling.

Dividends declared and paid during the year ended December 31, 2016, representing the final 2015 and interim 2016 dividends respectively were:

Dividend		Dividends paid
per share (£)	Date declared	(in millions)	Date paid
0.072	February 10	$109.6	May 27
0.032	July 27	$47.9	September 16

During 2015, Henderson declared and paid two dividends of 6.40p and 3.10p per share, representing the final 2014 and interim 2015 dividends respectively.

On February 8, 2017, the Henderson board recommended a final dividend in respect of the year ended December 31, 2016 of 7.30 pence per share.

Subsequent to execution of the merger agreement, Janus and Henderson agreed to separately pay regular quarterly cash dividends in respect of the first quarter 2017 during the second quarter 2017, subject to respective board approvals.

Long-Term Liquidity and Capital Resources

The following table presents long-term contractual obligations and associated maturities at December 31, 2016 (in millions):

	Less than			More than
	1 year	1 to 3 years	3 to 5 years	5 years
Operating leases	$18.0	$35.9	$34.0	$73.8

The information presented above does not include commitments for capital expenditures in the normal course of business. The Group expects to fund its long-term commitments using existing cash, cash generated from operations or by accessing capital and credit markets as necessary.

For additional details on the Group’s operating lease commitments see Note 18—“Commitments and Contingencies” to the Consolidated Financial Statements of Henderson Group plc and its subsidiaries for the year ended December 31, 2016.

The Group’s latest triennial valuation of its defined benefit pension plan has resulted in a deficit on a technical provision’s basis of $35.8 million (£29.0 million). The Group has agreed with the trustees of the plan to make contributions of $10.4 million (£8.4 million) per year for four years starting from 2017 to recover the deficit.

The Group believes that it will have sufficient resources to satisfy its long-term liquidity requirements.

7.25% Senior Notes due 2016

In March 2011, Henderson issued £150.0 million ($240.4 million) of 7.25% Senior Notes due 2016, which were unsecured and repayable in full on March 24, 2016. The 2016 Senior Notes were repaid in full at their maturity on March 24, 2016. The 2016 Senior Notes paid interest at 7.25% semi-annually on March 24 and September 24. The Group was in compliance with all covenants attached to the 2016 Senior Notes up to the date of their maturity. The covenants included the requirement to provide notice of any actual or potential default event and the preparation of audited accounts for each accounting period.

Contingent Consideration

Contingent consideration was a component of the purchase price of both Geneva, acquired on October 1, 2014 and Perennial, acquired on November 1, 2015. See Note 5—“Acquisitions” to the Consolidated Financial Statements of Henderson Group plc and its subsidiaries for the year ended December 31, 2016.

The consideration on acquisition of Geneva was structured as an upfront payment of up to $130.0 million, with two further contingent tranches of up to $45.0 million and $25.0 million, payable over six years. The Group made an initial upfront payment of $120.5 million during 2014 based on the revenue run rate at a date just before acquisition, measured against defined revenue targets set out in the sale and purchase agreement, together with a payment of $3.8 million for the net assets of Geneva. The $9.5 million shortfall between the $120.5 million initial payment and the $130.0 million maximum can still become payable if Geneva’s revenues meet the revenue targets over the next five years. As a result, the Group has a deferred contingent liability of between $nil and $79.5 million. The fair value of the contingent consideration is estimated at each reporting date by forecasting revenue, as defined by the sale and purchase agreement, over the contingency period, and determining whether targets will be met. Significant unobservable inputs used in the valuation are limited to forecast revenues which factor in expected growth in AUM based on performance and industry trends. Increases in forecast revenue increase the fair value of the consideration, while decreases in forecast revenues would decrease the fair value. Contingent consideration of $20.3 million was included in “other non-current liabilities” on Henderson’s Consolidated Balance Sheet as at December 31, 2016.

The Perennial contingent consideration is payable in 2017 and 2019 if revenues of the Perennial equities business meet certain targets. The total maximum payment over the entire contingent consideration period is $10.9 million as of December 31, 2016. In addition, there is a maximum amount of $37.4 million payable in two tranches in 2019 and 2020, which have employee service conditions attached (“earn out”) and are based on net management fee revenue. The earn-out is recognized as a compensation expense. At December 31, 2016, the total of contingent consideration and earn out had a fair value of $5.2 million, which is included in “other non-current liabilities” on Henderson’s Consolidated Balance Sheet as at December 31, 2016.

Off-Balance Sheet Arrangements

Other than contractual obligations relating to certain operating lease agreements outlined in Note 18 to the Consolidated Financial Statements of Henderson Group plc and its subsidiaries for the year ended December 31, 2016, the Group is not party to any off-balance sheet arrangements that may provide, or require the Group to provide, financing, liquidity, market or credit risk support that is not reflected in the Group’s Consolidated Financial Statements.

Other Sources of Liquidity

On February 10, 2016, a Group subsidiary entered into a one year revolving credit facility for £30.0 million to ensure that the Group had sufficient access to liquidity following repayment of the 2016 Senior Notes. On February 3, 2017, the Group subsidiary renewed this facility for an additional one year period. There have been no amounts drawn down under the facility. The subsidiary has been in compliance with all covenants relating to the facility throughout its term to date, which included maintaining minimum equity of £150.0 million within the subsidiary and ensuring external borrowings do not exceed 30% of the subsidiary’s net worth.

On February 16, 2017, the Group entered into a five-year, $200.0 million unsecured, multi-currency revolving credit facility, which we refer to as the Janus Henderson Facility, with Bank of America Merrill Lynch International Limited as agent. The Janus Henderson Facility includes an option for Janus Henderson to request an increase to the overall amount of the Janus Henderson Facility of up to an additional $50.0 million. The Janus Henderson Facility has a maturity date of February 16, 2022 with two one year extension options which can be exercised at the discretion of Janus Henderson with the lenders’ consent on the first and second anniversary of the date of the agreement, respectively. The Janus Henderson Facility is guaranteed by Janus (but only for such period as of Janus’s 4.875% Notes due 2025 and Janus’s 0.75% Convertible Notes due 2018 are outstanding, in each case with Janus as issuer).

The Janus Henderson Facility will be effective upon closing of the merger and may be used for general corporate purposes. The Janus Henderson Facility bears interest on borrowings outstanding at the relevant interbank offer rate plus a spread, which is based on Janus’s credit rating provided that if, following closing of the merger, Janus Henderson obtains two or more credit ratings, then the credit rating in respect of Janus Henderson shall then be the relevant credit rating for the purposes of determining applicable margin.

The Janus Henderson Facility contains a financial covenant with respect to leverage. The financing leverage ratio cannot exceed 3.00x EBITDA. At the latest practicable date, before the date of this proxy statement/prospectus, Henderson was in compliance with all covenants and, as the Janus Henderson Facility becomes available from closing, there were no borrowings under the Janus Henderson Facility.

Upon closing of the merger, the Group’s existing £30.0 million facility will terminate.

Cash Flows

A summary of cash flow data for the years ended December 31, 2016, 2015 and 2014 was as follows (in millions):

	Year ended December 31,
	2016	2015	2014
Cash flows provided by (used for):
Operating activities	$235.1	$388.9	$226.8
Investing activities	(108.3)	56.8	3.5
Financing activities	(338.6)	(221.5)	(168.1)
Effect of exchange rate changes on cash and cash equivalents	(48.7)	(19.0)	(68.4)
Net change in cash and cash equivalents	(260.5)	205.2	(6.2)
Cash balance at beginning of period	583.7	378.5	384.7
Cash balance at end of period	$323.2	$583.7	$378.5

Operating Activities

Fluctuations in operating cash flows are attributable to changes in net income and working capital items, which can vary from period to period based on the amount and timing of cash receipts and payments. Operating cash flows include the receipt of management fees and performance fees, offset by the payment of operating expenses and income taxes. Operating cash flows have reduced from $388.9 million in the year ending December 31, 2015, to $235.1 million in the year ending December 31, 2016, primarily due to a $154.1 million reduction in net income.

Investing Activities

Cash (used for) provided by investing activities for the years ended December 31, 2016, 2015 and 2014, was as follows (in millions):

	Year ended December 31,
	2016	2015	2014
Acquisition of 90 West, net of cash acquired of $0.9 million	$—	$(3.3)	$—
Acquisition of Perennial, net of cash acquired of $0.9 million	—	(54.5)	—
Acquisition of Geneva, net of cash acquired of $1.0 million	—	—	(123.3)
Dividends received from equity method investments	0.7	2.4	6.3
Proceeds from the disposal of:
—property business, net of cash disposed	—	—	172.5
—interests in equity method investments	—	128.8	22.6
—investment securities–seed capital	36.6	45.9	57.1
—property, equipment and software	—	—	0.7
Purchases of:
—investment securities–seed capital	(5.0)	(31.0)	(121.4)
—investment securities–held by consolidated VIEs, net of disposals	(76.6)	(9.3)	(0.3)
—other	(14.2)	(22.2)	(10.7)
Net cash paid on settled hedges	(47.9)	—	—
Investment income received by consolidated funds	6.5	—	—
Cash movement on deconsolidation of consolidated funds	(8.4)	—	—
Cash (used for)/provided by investing activities	$(108.3)	$56.8	$3.5

Cash outflows from investing activities were $108.3 million during the year ended December 31, 2016 (2015: cash inflows of $56.8 million, 2014: cash inflows of $3.5 million), primarily due to the purchase of investment securities of $81.6 million and $47.9 million paid on settled hedges, offset by the proceeds of disposal of seed capital investment securities of $36.6 million. In 2015, the Group received $128.8 million from the sale of the Group’s investment in THRE and net proceeds from the purchase and disposal of investments of $5.6 million, net of $57.8 million of cash outflows in respect of consideration paid for the acquisitions of Perennial and 90 West. In 2014, the Group received net cash proceeds of $172.5 million in relation to the disposal of its Property business and incurred cash outflows in respect of consideration paid on the acquisition of Geneva of $123.3 million.

Financing Activities

Cash used for financing activities for the years ended December 31, 2016, 2015 and 2014, was as follows (in millions):

	Year ended December 31,
	2016	2015	2014
Purchase of common stock for stock-based compensation plans	$(54.3)	$(96.3)	$(54.4)
Repurchase of common stock as part of share repurchase program	—	(38.2)	—
Dividends paid to Henderson shareholders	(157.5)	(161.0)	(153.0)
Third party investments in consolidated seeded investment products, net of redemptions	65.6	58.4	27.3
Proceeds from stock-based compensation plans	11.0	15.6	12.0
Repayment of long-term borrowings	(203.4)	—	—
Cash used for financing activities	$(338.6)	$(221.5)	$(168.1)

Cash outflows from financing activities were $338.6 million in the year ended December 31, 2016 (2015: $221.5 million, 2014: $168.1 million), primarily reflecting the repayment of the £150.0 million 2016 Senior Notes of $203.4 million and dividends paid of $157.5 million.

Critical Accounting Policies and Estimates

The Group’s consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.

The Group continually evaluates the accounting policies and estimates used to prepare the consolidated financial statements. In general, management’s estimates are based on historical experience, information from third-party professionals, as appropriate, and various other assumptions that are believed to be reasonable under current facts and circumstances. Actual results could differ from those estimates made by management. The Group’s critical accounting policies and estimates include investment securities, acquisition accounting including contingent consideration, goodwill and intangible assets, post-employment benefits, stock-based payments and income taxes. For additional information about the Group’s accounting policies see Note 2—“Summary of Significant Accounting Policies” to the Consolidated Financial Statements of Henderson Group plc and its subsidiaries for the year ended December 31, 2016.

Valuation of Investment Securities

The Group records investment securities classified as trading or available-for-sale at fair value. Fair value is generally determined using observable market data based on recent trading activity. Where observable market data is unavailable due to a lack of trading activity, the Group uses internally developed models to estimate fair value and independent third parties to validate assumptions, when appropriate. Estimating fair value requires significant management judgement, including benchmarking to similar instruments with observable market data and applying appropriate discounts that reflect differences between the securities that the Group is valuing and the selected benchmark. Any variation in the assumptions used to approximate fair value could have a material adverse effect on Henderson’s Consolidated Balance Sheet and results of operations.

The Group periodically evaluates the carrying value of equity method investments and investment securities classified as available-for-sale for potential impairment. In determining if an impairment exists, the Group considers the duration, extent and circumstances of any decline in fair value. Where a fall in the value of an investment is prolonged or significant, it is considered an indication of impairment.

Henderson evaluates the securities in an unrealized loss position in the available-for-sale portfolio for other-than-temporary impairment (“OTTI”) on the basis of the duration of the decline in value of the security and severity of that decline as well as the Group’s intent and ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in the market value. For equity method investments, if circumstances indicate that an OTTI may exist, the investments are evaluated using market values where available, or the expected future cash flows of the investment.

If it is determined that the impairment on an equity security is other-than-temporary, the investment is written down to fair value. An impairment loss equal to the difference between the carrying value of the security and its fair value is recognized as an impairment charge within investment gains/(losses), net in Henderson’s Consolidated Statement of Comprehensive Income. For available-for-sale investments, any amounts previously recognized in “other comprehensive income” in respect of cumulative changes in fair value are taken to net income on impairment.

There were no impairment charges recognized on investment securities for the years ended December 31, 2016, 2015 or 2014.

Acquisition Accounting

The acquisition of Perennial on November 1, 2015 required certain judgements and estimates to be made around the future performance of the business when accounting for the contingent deferred consideration payable in the future. The contingent consideration is payable in 2017 and 2019 if the revenues of the Perennial equities business meet certain targets. In addition, there are two tranches of consideration payable in 2019 and 2020 which are dependent on net management fee revenue and which have service conditions attached (“earn out”). The fair value of the contingent consideration and the earn out are calculated at each reporting date by forecasting Perennial’s revenues over the contingency period and determining whether the forecast amounts meet the defined targets. The significant unobservable input used in the valuation is forecast revenue.

Accounting for Goodwill and Intangible Assets

The recognition and measurement of goodwill and intangible assets requires significant management estimates and judgement, including the valuation and expected life determination in connection with the initial purchase price allocation and the ongoing evaluation for impairment. The judgement exercised by management in arriving at these valuations includes the selection of market growth rates, fund flow assumptions, expected margins and costs.

Goodwill represents the excess of cost over the fair value of the identifiable net assets of acquired companies and is not amortized. Goodwill is tested for impairment annually (or more frequently if changes in circumstances indicate that the carrying value may be impaired). The recoverable value of goodwill for the Group at December 31, 2016 has been determined by a fair value calculation, using cash flows based on the Group’s annual budget and a five year forecast approved by the Henderson board and a terminal value for the period thereafter.

The key assumptions applied to the Group’s annual budget and five year forecast are market performance and net fund flows. Management determined these key assumptions by assessing current market conditions and through the utilization of forward looking external evidence. The terminal value has been calculated assuming a long-term growth rate of 2% per annum in perpetuity, based on the Group’s view of long-term nominal growth, which does not exceed market expectations. A pre-tax risk adjusted discount rate of 11.8% per annum has been applied. The resultant fair value calculation has been compared with the carrying value of the Group’s goodwill to determine if any goodwill impairment arises.

The calculation shows significant headroom in the recoverable value of goodwill. Sensitivities were performed by adjusting key assumptions for reasonable possible changes, with the model continuing to show significant headroom. Recent market transactions and the Group’s current market capitalization provide additional evidence that the recoverable value of goodwill is in excess of the carrying value.

Indefinite-lived intangible assets represent certain investment management agreements. The assignment of indefinite lives to investment management agreements is based on the assumption that they are expected to generate cash flows over an indefinite period. Indefinite-lived intangible assets are tested for impairment by comparing the fair value of the assets to their recorded values. The latest impairment test of indefinite-lived intangible assets identified an impairment loss of $4.9 million on Gartmore investment management contracts from the planned disposal of the Volantis UK Small Cap team assets in 2017, which was recognized during the year ended December 31, 2016 (2015 and 2014: $nil).

Definite-lived intangible assets represent certain other investment management contracts, which are amortized over their estimated lives using the straight-line method. The estimated lives of the definite-lived contracts held vary and range from three years to eight years. Definite-lived intangible assets are tested for impairment only when there are indications of impairment. There were no indicators of impairment or impairment charges recognized on definite lived intangible assets during the years ended December 31, 2016, 2015 or 2014.

The acquisition of Perennial required certain judgements and estimates to be made around the future performance of the business when accounting for the investment management contracts acquired. The key estimates applied in valuing the investment management contracts were market growth and attrition rates which have been based around industry data for equities and fixed income and data specific to the acquired business.

Stock-Based Payment Transactions

Stock-based compensation cost is based on the grant date fair value of awards expected to vest at the end of the stated service period and consists of the total value of the awards. For each of the plans that the Group operates, the grant date fair value is determined using either the Black-Scholes option pricing model or the Monte Carlo model.

The assumptions used in the Black-Scholes option pricing model include dividend yield, expected volatility, risk-free interest rate and expected life. The dividend yield and expected volatility were determined using historical Group data. The risk-free interest rate is based on the three-year U.K. treasury coupon at the time of the grant. The expected life of the appreciation rights is the same as the service conditions applicable to all Group awards. The Group also uses the Monte Carlo model to determine the fair value of awards granted under the LTIP from 2015 onwards. The assumptions used in the Monte Carlo model include dividend yield, share price volatility and discount rate.

Retirement Benefit Plans

The Group provides employees with retirement benefits through both defined benefit and defined contribution plans.

The defined benefit obligation is determined annually by independent qualified actuaries using the projected unit credit method and is measured as the present value of the estimated future cash outflows using a discount rate based on AA rated corporate bond yields of appropriate duration. The plan assets are recognized at fair value. The funded status of the defined benefit pension plan, which we refer to as the plan, being the resulting surplus or deficit of defined benefit assets less liabilities, is recognized in the Consolidated Balance Sheet, net of any taxes that would be deducted at source.

Actuarial gains and losses arise as a result of differences between actual experience and actuarial assumptions. The “10% corridor” method for recognizing actuarial gains and losses has been adopted by the Group. This means that cumulative actuarial gains or losses up to an amount equal to 10% of the higher of the liabilities and the assets of the scheme (the “corridor”) have no immediate impact on net income and are instead recognized through other comprehensive income. Cumulative gains or losses greater than this corridor are amortized to net income over the average remaining future working lifetime of the active members in the plan.

Net periodic benefit cost is recorded as a component of net income in the Consolidated Statement of Comprehensive Income and includes service cost, interest cost and the expected return on plan assets.

The costs of, and period end obligations under, defined benefit pension plans are determined using actuarial valuations. The actuarial valuation involves making a number of assumptions including those related to the discount rate, the expected rate of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

The below table shows the movement in funded status that would result from certain sensitivity changes (in millions):

Decrease in
funded status at
December 31, 2016
Discount rate: –0.1%	$(13.6)
Inflation assumption: + 0.1%	$(3.7)
Life expectancy: +1 year at age 65	$(19.7)
Market value of return seeking portfolio falls 25%	$(45.7)

For further discussion of the Group’s pension plan see Note 15—“Retirement Benefit Plans” to the Consolidated Financial Statements of Henderson Group plc and its subsidiaries for the year ended December 31, 2016.

Income Taxes

The Group operates in several countries, states and other taxing jurisdictions through various subsidiaries and branches, and must allocate income, expenses and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, the provision for income taxes represents the total estimate of the liability that the Group has incurred for doing business each year in all of the locations. Annually the Group files tax returns that represent filing positions within each jurisdiction and settles return liabilities. Each jurisdiction has the right to audit those returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. Because the determinations of the annual provisions are subject to judgements and estimates, it is possible that actual results will vary from those recognized in the Consolidated Financial Statements. As a result, it is likely that additions to, or reductions of, income tax expense will occur each year for prior reporting periods as actual tax returns and tax audits are settled.

In the assessment of uncertain tax positions, significant management judgement is required to estimate the range of possible outcomes and determine the probability, on a more-likely-than-not basis, of favorable or unfavorable tax outcomes and the potential interest and penalties related to such unfavorable outcomes. Actual future tax consequences on settlement of the Group’s uncertain tax positions may be materially different to management’s current estimates.

Deferred tax assets, net of any associated valuation allowance, have been recognized based on management’s belief that taxable income of the appropriate character, more likely than not, will be sufficient to realize the benefits of these assets over time. In the event that actual results differ from expectations, or if historical trends of positive operating income changes, the Group may be required to record a valuation allowance on some or all of these deferred tax assets, which may have a significant effect on the financial condition and results of operations of the Group. In assessing whether a valuation allowance should be established against a deferred income tax asset, the Group considers the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryback and carryforward periods, among other factors.

See Notes 2 and 11 to the Consolidated Financial Statements of Henderson Group plc and its subsidiaries for the year ended December 31, 2016 for additional information on accounting policies for income taxes and valuation allowances.

Quantitative and Qualitative Disclosures about Market Risk

The following information describes the key aspects of certain financial instruments for which the Group is exposed to market risk.

Management Fees

Management fee revenues are generally based upon a percentage of the market value of assets under management and are calculated as a percentage of either the daily, month end or quarter end average asset balance in accordance with contractual agreements. Accordingly, fluctuations in the financial markets have a direct effect on the Group’s operating results. Although fluctuations in the financial markets have a direct effect on the Group’s operating results, assets under management may outperform or underperform the financial markets. As such, quantifying the impact of correlation between assets under management and the Group’s operating results may be misleading.

Performance Fees

Performance fee revenue is derived from a number of funds and clients. As a result, the Group’s revenues are subject to volatility beyond market-based fluctuations discussed in the investment management fees section above. Performance fees are specified in certain fund and clients contracts and are based on investment performance either on an absolute basis or compared to an established index over a specified period of time. This is often subject to a hurdle rate. Performance fees are recognized at the end of the contractual period (typically quarterly or annually) if the stated performance criteria are achieved. The Group’s performance fees are dependent on internal performance and market trends and will therefore be subject to year on year volatility. The Group recognized performance fees of $54.8 million and $150.8 million for the years ended December 31, 2016 and 2015 respectively. At December 31, 2016 and 2015, $36.6 billion and $41.3 billion of assets under management were subject to performance fees, respectively.

Investment Securities

At December 31, 2016, the Group was exposed to market price risk as a result of investment securities on its Consolidated Balance Sheet. The following is a summary of the effect that a hypothetical 10% increase or decrease in market prices would have on Henderson’s investment securities subject to market price fluctuations as of December 31, 2016 (in millions):

		Fair value	Fair value
		assuming a	assuming a
	Fair value	10% increase	10% decrease
Investment securities:
Trading:
Held by the Group	$74.1	$81.5	$66.7
Held by consolidated VIEs	288.0	316.8	259.2
Held by consolidated VREs	5.1	5.6	4.6
Available-for-sale:
Held by the Group	0.4	0.4	0.4
Held by consolidated VIEs	25.7	28.3	23.1
Total investment securities	$393.3	$432.6	$354.0

Derivative Instruments

The Group maintains an economic hedge program that uses derivative instruments to mitigate market volatility of certain seeded investments. Market fluctuations are mitigated using derivative instruments including futures, index swaps and total return swaps. The Group also operates a rolling program of foreign currency forward contracts to mitigate the non-functional currency exposures arising from certain seed capital investments.

The Group was party to the following derivative instruments as of December 31, 2016 and 2015 (in millions):

	December 31, 2016		December 31, 2015
	Notional		Notional
	value	Fair value	value	Fair value
Index swaps	$34.2	$(0.8)	$41.2	$(0.9)
Futures	$14.7	$—	$—	$—
Total return swaps	$59.5	$(1.1)	$68.6	$0.7
Foreign currency forward contracts	$170.1	$(3.2)	$160.1	$(5.9)

Changes in fair value of derivative instruments are recognized in investment gains (losses), net in Henderson’s Consolidated Statement of Comprehensive Income. Changes in fair value of foreign currency forward contracts which relate to consolidated seed entities are recognized in accumulated other comprehensive income under net investment hedge accounting.

Foreign Currency Exchange Sensitivity

Foreign currency risk is the risk that the Group will sustain losses through adverse movements in foreign currency exchange rates. As the Group’s functional currency is pounds sterling, the Group is exposed to foreign currency risk through its exposure to non-pound sterling income, expenses, assets and liabilities of its overseas subsidiaries as well as net assets and liabilities denominated in a currency other than pounds sterling. The currency exposure is managed by monitoring foreign currency positions. The Group uses foreign currency forward contracts to reduce or eliminate the currency exposure on certain individual transactions. The Group also seeks to use natural hedges to reduce exposure. Where there is a mismatch on material currency flows and the timing is reasonably certain, the positions are actively hedged. Where there is insufficient certainty, the currency is translated back into pounds sterling on receipt. A rolling program of foreign currency forward contracts has been implemented to mitigate the currency exposures arising from certain seed capital investments (being available-for-sale financial assets and trading securities) and consolidated structured entities.

The table below illustrates the impact of GBP weakening by 10% on all unhedged financial assets and liabilities denominated in currencies material to the Group other than pounds sterling (in millions):

	2016		2015
		Other		Other
	Income	comprehensive	Income	comprehensive
	statement	income	statement	income
U.S. dollar	$17.2	$5.8	$3.8	$5.8
Singaporean dollar	$(0.1)	$2.2	$0.6	$1.4
Australian dollar	$2.6	$(0.7)	$1.5	$(0.2)
Japanese yen	$0.3	$0.4	$(0.3)	$0.5
Euro	$(17.6)	$1.9	$(4.4)	$2.3

The reverse would be the case if GBP were to strengthen by 10%.

The Group’s reporting currency is U.S. dollars. Foreign exchange differences also arise on translation from the Group’s functional currency of pounds sterling to U.S. dollars and are recognized in other comprehensive income. These differences are not reflected in the table above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Henderson Group plc,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Henderson Group plc and its subsidiaries as of December 31, 2016 and 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
London, UK
28 February 2017

HENDERSON GROUP PLC.

CONSOLIDATED BALANCE SHEET

(Amounts in Millions of Dollars, Except Share Data)

	December 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$279.0	$530.9
Investment securities	79.6	92.6
Accrued income and accounts receivable	165.5	193.1
OEIC and unit trust debtors	142.1	114.3
Assets of consolidated VIEs:
Cash and cash equivalents	44.2	52.8
Investment securities	313.7	206.8
Other current assets	8.1	9.3
Other current assets	28.5	35.0
Total current assets	1,060.7	1,234.8
Non-current assets:
Property, equipment and software, net	41.2	42.7
Intangible assets, net	401.3	482.3
Goodwill	741.5	866.9
Retirement benefit asset, net	180.2	191.6
Other non-current assets	8.5	16.9
Total assets	$2,433.4	$2,835.2
LIABILITIES AND EQUITY
Current liabilities:
Other accrued liabilities	$106.3	$117.8
Current portion of accrued compensation, benefits and staff costs	147.0	172.0
Current portion of long-term debt	—	220.9
OEIC and unit trust creditors	137.9	114.5
Liabilities of consolidated VIEs:
Other current liabilities	26.2	16.6
Other current liabilities	35.4	40.3
Total current liabilities	452.8	682.1
Non-current liabilities:
Accrued compensation, benefits and staff costs	8.7	11.6
Deferred tax liabilities, net	70.7	86.3
Retirement benefit obligations, net	11.9	11.9
Other non-current liabilities	39.0	49.4
Total liabilities	$583.1	$841.3
Commitments and contingencies (See Note 18)
Redeemable noncontrolling interests	$158.0	$82.9
Equity:
Common stock (£0.125 par, 2,194,910,776 shares authorized; 1,131,842,109 shares issued and 1,092,993,360 and 1,085,554,015 shares outstanding respectively)	$234.4	$234.4
Additional paid in capital	1,237.9	1,237.9
Treasury shares (38,848,749 and 46,288,094 shares held respectively)	(155.1)	(175.3)
Accumulated other comprehensive loss, net of tax	(434.5)	(189.6)
Retained earnings (Amounts recognized in relation to movements in stock-based compensation plans: 2016: $–92.9m; 2015: $–66.7m)	764.8	759.5
Total shareholders’ equity	1,647.5	1,866.9
Noncontrolling interests	44.8	44.1
Total equity	1,692.3	1,911.0
Total liabilities, redeemable noncontrolling interests and equity	$2,433.4	$2,835.2

The accompanying notes are an integral part of these consolidated financial statements.

HENDERSON GROUP PLC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in Millions of Dollars, Except Share Data)

	Year ended December 31,
	2016	2015	2014
Revenues:
Management fees	$867.8	$914.7	$887.3
Performance fees	54.8	150.8	144.3
Other revenue	77.3	89.6	74.1
Total revenue	999.9	1,155.1	1,105.7
Operating expenses:
Employee compensation and benefits	273.5	317.1	312.3
Long-term incentive compensation	87.5	85.9	75.3
Distribution expenses	209.1	235.6	219.3
Amortization and depreciation	27.8	23.4	21.5
Investment administration	46.2	48.3	50.0
General, administrative and occupancy	123.7	127.5	128.8
Total operating expenses	767.8	837.8	807.2
Operating income	232.1	317.3	298.5
Interest expense	(6.6)	(20.1)	(19.3)
Investment (losses)/gains, net	(11.7)	39.7	285.9
Other non-operating (losses)/income, net	(1.9)	0.6	(1.5)
Income before taxes	211.9	337.5	563.6
Income tax provision	(34.6)	(6.1)	(52.6)
Net income	177.3	331.4	511.0
Noncontrolling interests	11.7	(1.6)	(7.7)
Net income attributable to Henderson	$189.0	$329.8	$503.3
Earnings per share attributable to Henderson shareholders (dollars per share)
Basic	$0.17	$0.29	$0.45
Diluted	$0.17	$0.28	$0.42
Other comprehensive loss, net of tax:
Net unrealized (loss)/gain on available-for-sale assets	$(0.4)	$(13.3)	$0.9
Foreign currency losses	(247.1)	(94.5)	(120.4)
Actuarial gains/(losses)	15.0	(0.7)	29.7
Other comprehensive loss, net of tax	(232.5)	(108.5)	(89.8)
Noncontrolling interests	(12.4)	0.4	2.6
Other comprehensive loss attributable to Henderson	$(244.9)	$(108.1)	$(87.2)
Total comprehensive (loss)/income	$(55.2)	$222.9	$421.2
Total comprehensive income attributable to noncontrolling interests	(0.7)	(1.2)	(5.1)
Total comprehensive (loss)/income attributable to Henderson	$(55.9)	$221.7	$416.1

The accompanying notes are an integral part of these consolidated financial statements.

HENDERSON GROUP PLC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in Millions of Dollars)

	Year ended December 31,
	2016	2015	2014
CASH FLOWS PROVIDED BY (USED FOR):
Operating activities:
Net income	$177.3	$331.4	$511.0
Adjustments to reconcile net income to net cash provided by operating activities:
—amortization and depreciation	27.8	23.4	21.5
—deferred income taxes	2.0	(8.1)	—
—stock-based compensation expense	37.3	43.6	42.3
—losses from equity method investments	3.1	1.0	3.4
—gain on disposal of investment securities	(1.2)	(16.8)	(6.1)
—other losses on disposal	—	1.5	2.3
—contributions to Group pension plans in excess of costs recognized	(4.6)	(3.7)	(8.7)
—other non–cash movements in operating expenses	18.1	0.8	(11.6)
—gain on sale of equity method investment	—	(18.9)	(18.9)
—gain on disposal of property business before tax and deal and separation costs	—	—	(245.3)
Changes in assets and liabilities:		—
—OEIC and unit trust receivables and payables	(4.4)		(16.0)
—other assets	(6.1)	43.8	(51.9)
—other accruals and liabilities	(14.2)	(9.1)	4.8
Cash provided by operating activities	235.1	388.9	226.8
Investing activities:
Acquisition of subsidiaries, net of cash acquired of Proceeds from disposal of:	—	(57.8)	(123.3)
—property business, net of cash disposed	—	—	172.5
—interests in equity method investments	—	128.8	22.6
—investment securities—seed capital	36.6	45.9	57.1
—property and equipment	—	—	0.7
Dividends received from equity method investments Purchases of:	0.7	2.4	6.3
—investment securities—seed capital	(5.0)	(31.0)	(121.4)
—investment securities—held by consolidated VIEs, net of disposals	(76.6)	(9.3)	(0.3)
—property, equipment and software	(14.2)	(12.1)	(9.4)
—intangibles	—	(4.0)	—
—interests in equity method investments	—	(6.1)	(1.3)
Net cash paid on settled hedges	(47.9)	—	—
Investment income received by consolidated funds	6.5	—	—
Cash movement on deconsolidation of consolidated funds	(8.4)	—	—
Cash (used for)/provided by investing activities	(108.3)	56.8	3.5
Financing activities:
Proceeds from stock-based compensation plans	11.0	15.6	12.0
Purchase of common stock for stock-based compensation plans	(54.3)	(96.3)	(54.4)
Dividends paid to Henderson shareholders	(157.5)	(161.0)	(153.0)
Third party investments in consolidated seeded investment products, net of redemptions	65.6	58.4	27.3
Repurchase of common stock	—	(38.2)	—
Repayment of long-term borrowings	(203.4)	—	—
Cash used for financing activities	(338.6)	(221.5)	(168.1)
Cash and cash equivalents:
Effect of foreign exchange rate changes	(48.7)	(19.0)	(68.4)
Net change	(260.5)	205.2	(6.2)
At beginning of year	583.7	378.5	384.7
At end of year	$323.2	$583.7	$378.5
Supplemental cash flow information:
Cash paid for interest on debt instruments in issue	$7.3	$16.7	$18.0
Cash paid for income taxes, net of refunds	$40.7	$14.4	$32.9
Reconciliation of cash and cash equivalents
Cash and cash equivalents	$279.0	$530.9	$362.7
Cash and cash equivalents-consolidated VIEs	44.2	52.8	2.9
Cash and cash equivalents classified as held for sale	—	—	12.9
Total cash and cash equivalents	$323.2	$583.7	$378.5

The accompanying notes are an integral part of these consolidated financial statements.

HENDERSON GROUP PLC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in Millions)

	Number of shares	Common stock	Additional paid in capital	Treasury shares	Retained earnings	Accumulated other comprehensive income/(loss)	Nonredeemable noncontrolling interests	Total equity
Balance at January 1, 2014	1,123.5	$232.5	$1,173.7	$(114.9)	$320.2	$5.7	$38.6	$1,655.8
Net income	—	—	—	—	503.3	—	7.7	511.0
Other comprehensive loss	—	—	—	—	—	(87.2)	(2.6)	(89.8)
Dividends paid to shareholders	—	—	—	—	(153.0)	—	—	(153.0)
Distributions to noncontrolling interests	—	—	—	—	—	—	(0.8)	(0.8)
Purchase of common stock for stock-based compensation plans	—	—	—	(54.4)	—	—	—	(54.4)
Vesting of stock-based compensation plans	—	—	—	72.8	(72.8)	—	—	—
Issuance of common stock for stock-based compensation plans	15.7	3.3	58.1	(60.1)	—	—	—	1.3
Stock-based compensation plan expense	—	—	—	—	42.3	—	—	42.3
Proceeds from stock-based compensation plans	—	—	—	—	12.0	—	—	12.0
Balance at December 31, 2014	1,139.2	235.8	1,231.8	(156.6)	652.0	(81.5)	42.9	1,924.4
Net income	—	—	—	—	329.8	—	1.6	331.4
Other comprehensive loss	—	—	—	—	—	(108.1)	(0.4)	(108.5)
Dividends paid to shareholders	—	—	—	—	(161.0)	—	—	(161.0)
Purchase of common stock for stock-based compensation plans	—	—	—	(96.3)	—	—	—	(96.3)
Vesting of stock-based compensation plans	—	—	—	84.0	(84.0)	—	—	—
Issuance of common stock for stock-based compensation plans	1.6	0.3	6.1	(6.4)	—	—	—	—
Stock-based compensation plan expense	—	—	—	—	43.6	—	—	43.6
Proceeds from stock-based compensation plans	—	—	—	—	15.6	—	—	15.6
Repurchase of common stock	(9.0)	(1.7)	—	—	(36.5)	—	—	(38.2)
Balance at December 31, 2015	1,131.8	234.4	1,237.9	(175.3)	759.5	(189.6)	44.1	1,911.0
Net income/(loss)	—	—	—	—	189.0	—	(11.7)	177.3
Other comprehensive (loss)/income	—	—	—	—	—	(244.9)	12.4	(232.5)
Dividends paid to shareholders	—	—	—	—	(157.5)	—	—	(157.5)
Purchase of common stock for stock-based compensation plans	—	—	—	(54.3)	—	—	—	(54.3)
Vesting of stock-based compensation plans	—	—	—	74.5	(74.5)	—	—	—
Stock-based compensation plan expense	—	—	—	—	37.3	—	—	37.3
Proceeds from stock-based compensation plans	—	—	—	—	11.0	—	—	11.0
Balance at December 31, 2016	1,131.8	$234.4	$1,237.9	$(155.1)	$764.8	$(434.5)	$44.8	$1,692.3

The Group has included in retained earnings $37.3m of costs and $11.0m of proceeds from stock-based compensation plans during the year ended December 31, 2016 ($43.6m and $15.6m respectively in the year ended December 31, 2015 and $42.3m and $12.0m respectively in the year ended December 31, 2014), as the Group’s articles of association do not allow the Group to recognize these items in ‘additional paid in capital’. The accumulated balances in relation to stock-based compensation plans for 2016, 2015 and 2014 were $–92.9m, $–66.7m and $–41.9m, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of the Business

Henderson Group plc, together with its subsidiaries (collectively ‘the Group’ or ‘Henderson’) is a global investment manager which provides investment management services throughout Europe, the Americas and Asia. The Group manages a broad range of actively managed investment products for institutional and retail investors across five capabilities, being European Equities, Global Equities, Global Fixed Income, Multi-asset and Alternatives including Private Equity and Property.

Henderson Group plc is a public limited company incorporated in Jersey and tax resident and domiciled in the United Kingdom (‘UK’). The Company’s ordinary shares are traded on the London Stock Exchange (‘LSE’) and CHESS Depository Interests (‘CDIs’) are traded on the Australian Securities Exchange (‘ASX’).

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (‘U.S. GAAP’), which require the use of estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the periods presented. Although management believes that the estimates used are reasonable, actual results could differ from those estimates and the difference could be material. The Group’s significant estimates relate to the valuation of investment securities and the measurement of goodwill and intangible assets, contingent consideration as part of acquisition accounting, share based payments, defined benefit pension plans and income taxes.

The Group’s consolidated financial statements have been prepared on a going concern and historical cost basis, except for certain financial instruments that have been measured at fair value. The functional currency of the Group is Great British Pounds (‘ GBP’) and the Group’s financial statements are presented in United States Dollars (‘USD’) with all values rounded to the nearest one hundred thousand dollar ($0.1m), except where otherwise indicated. All significant intercompany transactions, balances, revenues and expense are eliminated upon consolidation. See Note 4—‘Consolidation’ for the basis of consolidation.

The related parties of the Group include certain managed funds. The Group earns fees from the funds for which it acts as investment manager and the balance sheet includes amounts due from these managed funds. On this basis, the majority of the Group’s revenue, accrued income and accounts receivable are from these related funds. See Note 19—‘Related Party Transactions’.

Events subsequent to the balance sheet date have been evaluated for inclusion in the accompanying financial statements up until the issuance date. See Note 21—‘Subsequent Events’.

The financial statements were authorized for issue on February 28, 2017.

Reclassification

Certain balances from prior years have been reclassified in order to conform to the current year presentation. This has included splitting out the components of movements in retained earnings relating to stock-based compensation plans in the Consolidated Statement of Changes in Equity and reclassifications between line items within the operating cash flow category of the Consolidated Statement of Cash Flows.

Segment Information

Although Henderson is a global investment manager and manages a range of investment products, operating across various product lines, distribution channels and geographic regions, information is reported to the chief operating decision-maker, the Board, on an aggregated basis. Strategic and financial management decisions are determined centrally by the Board and, on this basis, the Group is a single segment investment management business.

Property, equipment and software

Property, equipment and software is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the related assets (or the lease term, if shorter). Depreciation expense totaled $8.2m, $7.9m and $7.7m for the years ended December 31, 2016, 2015 and 2014, respectively. Property, equipment and software is summarized as follows (in millions):

		December 31,
	Depreciation period	2016	2015
Furniture, fixtures and computer equipment	3 - 10 years	$17.5	$16.0
Leasehold improvements	Over the shorter of 20 years or the period of the lease	21.1	24.7
Computer software	3 - 7 years	35.6	29.5
Property, equipment and software, gross		$74.2	$70.2
Accumulated depreciation		(33.0)	(27.5)
Property, equipment and software, net		$41.2	$42.7

Internally generated software is recorded at cost and depreciated over its estimated useful life. Internal and external costs incurred in connection with researching or obtaining software for internal use are expensed as incurred during the preliminary project stage, as are training and maintenance costs. Internal and external costs incurred for internal use software during the application development stage are capitalized until such time that the software is substantially complete and ready for its intended use. Application development stage costs are depreciated on a straight-line basis over the estimated useful life of the software.

Henderson evaluates its property, equipment and software assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation is based on an estimate of the future cash flows expected to result from the use of the asset and its eventual disposal. If expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized in an amount equal to the excess of the carrying amount of the asset over the fair value of the asset. There were no impairments of property, equipment and software for the years ended December 31, 2016, 2015 and 2014.

Deferred Commissions

Initial sales commissions paid to and received from financial intermediaries on sales of certain wholesale products are deferred and amortized over various periods, not exceeding one year. The amortization period is based on the average expected life of the product on which the commission is received. Deferred commissions are recognized as components of ‘other current assets’ and ‘other current liabilities’ on the Consolidated Balance Sheet.

Equity Method Investments

The Group’s investment in equity method investees, where the Group does not control the investee but can exert significant influence over the financial and operating policies (generally considered to be ownership between 20% and 50%), as well as in joint ventures where there is joint control (and in both cases, where it is not the primary beneficiary of a VIE), are accounted for using the equity method of accounting.

Investments are initially recognized at cost when purchased for cash, or at the fair value of shares received where acquired as part of a wider transaction. The investments are subsequently carried at cost adjusted for the Group’s share of net income or loss and other changes in comprehensive income of the equity method investee, less any dividends or distributions received by the Group. The Consolidated Statement of Comprehensive Income includes the Group’s share of net income or loss for the year, or period of ownership, if shorter, within other non-operating income/(losses), net.

Financial Instruments

Financial assets are recognized at fair value in the Consolidated Balance Sheet when the Group becomes party to the contractual provisions of an instrument. The fair value recognized is adjusted for transaction costs, except for financial assets classified as trading where transaction costs are recognized immediately in net income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or where they have been transferred and the Group has also transferred substantially all the risks and reward of ownership.

Purchases and sales of financial assets are recognized at the trade date. Delivery and settlement terms are usually determined by established practices in the market concerned.

Debt securities, equity securities and holdings in pooled funds are designated as either trading or available-for-sale and are measured at subsequent reporting dates at fair value. The Group determines the classification of its financial assets on initial recognition.

Unrealized gains and losses represent the difference between the fair value of the financial asset at the reporting date and cost or, if these have been previously revalued, the fair value at the last reporting date. Realized gains and losses on financial assets are calculated as the difference between the net sales proceeds and cost or amortized cost using the specific identification method.

Financial liabilities, excluding deferred consideration, derivatives, fund deferral liabilities and redeemable noncontrolling interests in consolidated funds which are stated at fair value, are stated at amortized cost using the effective interest rate method. Financial liabilities stated at amortized cost include the Group’s long-term debt. Amortized cost is calculated by taking into account any issue costs and any discount or premium on settlement. Financial liabilities cease to be recognized when the obligation under the liability has been discharged or cancelled or has expired.

Trading securities

Financial assets classified as trading are carried on the Group’s Consolidated Balance Sheet at fair value. These comprise: the Group’s manager box position representing the Group’s holding in various open ended investment companies (‘OEICs’) and unit trusts used to cover any net shortfall in units created or liquidated for clients after the funds are priced; investments in the Group’s fund products held by employee benefit trusts; certain investments in unconsolidated seed capital investments; and certain investments in consolidated funds. Gains and losses arising from changes in the fair value of financial assets classified as trading securities are included within investments gains/(losses) in the Consolidated Statement of Comprehensive Income. Where investments in the Group’s fund products are held against outstanding deferred compensation liabilities, any movement in the fair value of these assets and corresponding movements in the deferred compensation liability are recognized in the Consolidated Statement of Comprehensive Income.

Available-for-sale securities

Financial assets classified as available-for-sale consist of certain unconsolidated seed capital investments and certain investments in consolidated funds. Available-for-sale securities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded as a component of other comprehensive income within the Group’s Consolidated Statement of Comprehensive Income until realized. When an asset is disposed of, the cumulative change in fair value, previously recognized in other comprehensive income, is taken to net income in the current accounting period.

Trade and other receivables

Trade receivables, which generally have 30 day payment terms, are initially recognized at fair value, normally equivalent to the invoice amount. When the time value of money is material, the fair value is discounted. Provision for specific doubtful debts is made when there is evidence that the Group may not be able to recover balances in full. Balances are written off when the receivable amount is deemed uncollectable.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash held at banks, on-demand deposits, highly liquid short-term government securities and investments in money market instruments with a maturity date of three months or less. Cash balances maintained by consolidated Voting Interest Entities (‘VREs’) are not considered legally restricted and are included in cash and cash equivalents on the Consolidated Balance Sheet. Cash balances held by consolidated Variable Interest Entities (‘VIEs’) are included in ‘assets of consolidated VIEs’ on the Consolidated Balance Sheet.

Impairment evaluation

The Group periodically evaluates the carrying value of equity method investments and investment securities classified as available-for-sale for potential impairment. In determining if an impairment exists, the Group considers the duration, extent and circumstances of any decline in fair value. Where a fall in the value of an investment is prolonged or significant, it is considered an indication of impairment.

Henderson evaluates the securities in an unrealized loss position in the available-for-sale portfolio for other-than-temporary impairment (‘OTTI’) on the basis of the duration of the decline in value of the security and severity of that decline as well as the Group’s intent and ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in the market value. For equity method investments, if circumstances indicate that an OTTI may exist, the investments are evaluated using market values where available, or the expected future cash flows of the investment.

If it is determined that the impairment on an equity security is other-than-temporary, the investment is written down to fair value. An impairment loss equal to the difference between the carrying value of the security and its fair value is recognized as an impairment charge within investment gains/(losses) in the Group’s Consolidated Statement of Comprehensive Income. For available-for-sale investments, any amounts previously recognized in other comprehensive income in respect of cumulative changes in fair value are taken to net income on impairment.

No impairment charges were recognized on investment securities for the years ended December 31, 2016, 2015 and 2014.

Derivative Instruments

The Group may, from time to time, use derivative financial instruments to mitigate price, interest rate, foreign currency and credit risk. The Group does not designate derivative instruments as hedges for accounting purposes, with the exception of certain foreign currency forward contracts used for net investment hedging.

Derivative instruments are measured at fair value and classified as either ‘other current assets’ or ‘other current liabilities’ on the Group’s Consolidated Balance Sheet. Changes in the fair value of derivative instruments are recorded within investment gains/(losses) in the Group’s Consolidated Statement of Comprehensive Income.

The Group enters into forward foreign exchange contracts to mitigate the foreign exchange risk in respect of seed capital investments and on the translation of certain consolidated entities. In addition, the Group enters into a number of derivative instruments including contracts for differences (‘CFDs’), credit default swaps indices (‘CDXs’), futures and total return swaps (‘TRSs’) to mitigate the risk of market movements of specific available-for-sale and trading assets.

The Group’s consolidated seed investments may also be party to derivative instruments. These derivative instruments are disclosed separately from the Group’s corporate derivative instruments. Refer to Note 6—‘Investment Securities’.

Noncontrolling Interests and Redeemable Noncontrolling Interests

Noncontrolling interests that are not subject to redemption rights are classified in permanent equity. Redeemable noncontrolling interests are classified outside of permanent equity on the Consolidated Balance Sheet and are measured at the estimated fair value as of the balance sheet date. Noncontrolling interests in consolidated seed investments are classified as redeemable noncontrolling interests where there is an obligation on the fund to repurchase units at the investor’s request. Refer to Note 13—‘Noncontrolling Interests’ for further information.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments traded in active markets (such as publicly traded securities and derivatives) is based on quoted market prices at the reporting date. The quoted market price used for financial instruments is the last traded market price for both financial assets and financial liabilities where the last traded price falls within the bid-ask spread. In circumstances where the last traded price is not within the bid-ask spread, management will determine the point within the bid-ask spread that is most representative of fair value current bid price. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques commonly used by market participants, including the use of comparable recent arms length transactions, discounted cash flow analysis and option pricing models. Estimating fair value requires significant management judgement, including benchmarking to similar instruments with observable market data and applying appropriate discounts that reflect differences between the securities that the Group is valuing and the selected benchmark.

Measurements of fair value are classified within a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable.

The valuation hierarchy contains three levels:

•                  Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

•                  Level 2—Valuation inputs are quoted market prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured.

•                  Level 3—Valuation inputs are unobservable and significant to the fair value measurement.

The valuation of an asset or liability may involve inputs from more than one level of the hierarchy. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Level 1 Fair Value Measurements

Henderson’s Level 1 fair value measurements consist primarily of the portion of derivatives, unconsolidated seed investments, investments held in consolidated funds and investments in the Group’s fund products (which are held, in employee benefit trusts, against outstanding deferred compensation arrangements) which have quoted market prices in active markets, as well as the Group’s Senior Notes.

Level 2 Fair Value Measurements

Henderson’s Level 2 fair value measurements consist primarily of the portion of derivatives, investments held in consolidated funds and investments in the Group’s fund products which have valuation inputs classified as Level 2.

Level 3 Fair Value Measurements

Henderson’s assets and liabilities measured at Level 3 are primarily private equity investments, redeemable noncontrolling interests in consolidated funds, contingent deferred consideration and deferred compensation liabilities which are held against investments in the Group’s fund products, where the significant valuation inputs are unobservable.

Private equity investments are valued using a combination of the enterprise value / EBITDA multiple method and the discounted cash flow method. Significant unobservable inputs include discount rates, long-term revenue growth rates and pre-tax operating margin, taking into account management’s experience and knowledge of market conditions of the specific industries.

The fair value of redeemable noncontrolling interests in consolidated funds is primarily driven by the fair value of the investments in consolidated funds. Details of inputs used to calculate the fair value of contingent deferred consideration can be found in Note 5—‘Acquisitions’.

Nonrecurring Fair Value Measurements

Nonrecurring Level 3 fair value measurements include goodwill and intangible assets. The Group measures the fair value of goodwill and intangible assets on initial recognition using discounted cash flow analysis that requires assumptions regarding projected future earnings and discount rates. Because of the significance of the unobservable inputs in the fair value measurements of these assets and liabilities, such measurements are classified as Level 3. See the ‘Goodwill and Intangible Assets, net’ accounting policy set forth within Note 2 for further information.

Income Taxes

The Group provides for current tax expense according to the tax laws in each jurisdiction in which it operates, using tax rates and laws that have been enacted by the Balance Sheet date.

Deferred income tax assets and liabilities are recorded for temporary differences between the financial statement and income tax basis of assets and liabilities as measured by the enacted income tax rates that may be in effect when these differences reverse. The effect of changes in tax rates on the Group’s deferred tax assets and liabilities is recognized as income tax within net income in the period that includes the enactment date. Significant management judgement is required in developing the Group’s provision for income taxes, including the valuation allowances that might be required against deferred tax assets and the evaluation of unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return.

The Group periodically assesses the recoverability of its deferred tax assets and the need for valuation allowances on these assets. The Group makes these assessments based on the weight of available evidence regarding possible sources of future taxable income and estimates relating to the future performance of the business that results in taxable income.

In evaluating uncertain tax positions, the Group considers the probability that the tax benefit can be sustained on examination by a taxing authority on the basis of its technical merits (‘the recognition threshold’). For tax positions meeting this threshold, the amount recognized in the financial statements is the benefit expected to be realized upon settlement with the taxing authority on the basis of a cumulative-probability assessment of the possible outcomes. For tax positions not meeting the recognition threshold, no financial statement benefit is recognized. The Group recognizes the accrual of interest and penalties on uncertain tax positions as a component of the income tax provision.

With effect from January 1, 2014, the Group elected to early adopt new accounting guidance relating to the balance sheet classification of deferred taxes. The updated guidance requires that all deferred tax assets, liabilities and any related valuation allowances be classified prospectively as non-current in the Consolidated Balance Sheet.

Also with effect from January 1, 2014, the Group elected to early adopt new accounting guidance on stock-based compensation accounting, including the income tax consequences of such transactions. The updated guidance requires that on exercise of stock-based awards, tax benefits in excess, or amounts that fall short, of the cumulative book compensation expense should be recognized as an income tax benefit or expense within net income.

Revenue Recognition

Revenue includes management fees and performance fees, net of rebates. Management fees are recognized in the accounting period in which the associated investment management service is provided. Performance fees for all fund ranges and segregated clients are recognized under Method 1, i.e. on crystallization and are therefore accounted for when the prescribed performance hurdles are achieved and it is probable that a fee will be collected as a result. There are no performance fee contracts where revenue can be reversed or clawed back. There are no cumulative revenues recognized that would be reversed if all of the existing investments became worthless.

Management fees are generally based upon a percentage of the market value of assets under management and are calculated as a percentage of either the daily, month end or quarter end average asset balance in accordance with contractual agreements. Performance fees are specified in certain fund and client contracts and are based on investment performance either on an absolute basis or compared to an established index over a specified period of time. This is often subject to a hurdle rate.

Management fees are primarily received monthly or quarterly while performance fees are usually received quarterly or annually by the Group, although the frequency of receipt varies between agreements. Management and performance fee revenue recognized which has not yet been billed is recognized as accrued income within ‘accrued income and accounts receivable’ in the Consolidated Balance Sheet. Management and performance fee revenue recognized and billed, but not yet received is recognized as accounts receivable within ‘accrued income and accounts receivable’ in the Consolidated Balance Sheet.

Commissions

Commissions on management fees are accounted for on an accruals basis and are recognized in the accounting period in which the associated management fee is earned.

Operating Expenses

Operating expenses are accrued and recognized as incurred.

Stock-Based Compensation and Stock-based Payment Transactions

The Group issues stock-based awards to employees, all of which are classified as equity-settled stock-based payments. Equity-settled stock-based payments are measured at the fair value of the shares at the grant date. The awards are expensed, with a corresponding increase in reserves, on either a straight line basis or a graded basis (depending on vesting conditions) over the vesting period, based on the Group’s estimate of shares that will eventually vest.

The grant date fair value for stock options is determined using the Black-Scholes option pricing model, and the grant date fair value of restricted stock is determined from the market price on the date of grant. The Black-Scholes model requires management to determine certain variables; the assumptions used in the Black-Scholes option pricing model include dividend yield, expected volatility, risk-free interest rate and expected life. The dividend yield and expected volatility are determined using historical Group data. The risk-free interest rate is based on the 3-year UK treasury coupon at the time of the grant. The expected life of the appreciation rights is the same as the service conditions applicable to all Group awards.

The Group also uses the Monte Carlo model to determine the fair value of awards granted under the LTIP scheme from 2015 onwards. The assumptions used in the Monte Carlo model include dividend yield, share price volatility and discount rate.

Earnings per Share

Basic earnings per share attributable to Henderson shareholders is calculated by dividing net income (adjusted for the allocation of earnings to participating restricted stock awards) by the weighted average number of shares outstanding. Henderson has calculated earnings per share using the two-class method. There are some participating restricted stock awards which are paid non-forfeitable dividends. Under the two-class method, net income attributable to Henderson is adjusted for the allocation of earnings to participating restricted stock awards.

Diluted earnings per share is calculated in a similar way to basic earnings per share, but is adjusted for the effect of potential common shares unless they are anti-dilutive.

Business Combinations

All business combinations are accounted for using the acquisition method. The cost of a business combination is the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the acquirer as consideration. The fair value of a business combination is calculated at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria, at their fair values at that date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree. The cost of a business combination in excess of the fair value of net identifiable assets or liabilities acquired, including intangible assets identified, is recognized as goodwill. Any costs incurred in relation to a business combination are expensed as incurred.

Contingent Consideration

Contingent consideration, resulting from business combinations, is recognized at fair value at the acquisition date as part of the business combination and discounted where the time value of money is material. The determination of the fair value is based on discounted cash flows, with the key assumptions being the probability of meeting each performance target and the discount factor applied. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured to fair value at each reporting date through net income. Finance charges, where discounting has been applied, are also recognized through net income. See Note 5—‘Acquisitions’ for further information about contingent consideration on acquisitions taking place during the reporting period.

Goodwill and Intangible Assets, Net

Goodwill represents the excess of cost over the fair value of the identifiable net assets of acquired companies and is capitalized in the Consolidated Balance Sheet.

Intangible assets consist primarily of investment management contracts acquired as part of business combinations. Investment management contracts have been identified as separately identifiable intangible assets arising on the acquisition of subsidiaries or businesses. Such contracts are recognized at the present value of the expected future cash flows of the investment management contracts at the date of acquisition. Investment management contracts may be classified as either indefinite-lived investment management contracts or finite-lived client relationships.

Indefinite-lived intangible assets are comprised of investment management agreements where the agreements are with investment companies themselves and not with underlying investors. Such contracts are typically renewed indefinitely and therefore the Group considers the contract life to be indefinite and, as a result, the contracts are not amortized. Definite-lived intangible assets are comprised of investment management agreements where the agreements are with the underlying investor.

Indefinite-lived intangible assets and goodwill are not amortized. Finite-lived client relationships are amortized on a straight-line basis over their remaining useful lives, currently estimated at between three and eight years for existing contracts.

Goodwill is reviewed for impairment annually or more frequently if changes in circumstances indicate that the carrying value may be impaired. The Group has determined that it has one reporting unit for goodwill impairment testing purposes, which is consistent with internal management reporting and management’s oversight of operations. For this purpose, management prepares a valuation for the Group’s cash generating unit based on its fair value. The fair value is based on forecasts approved by the Board, extrapolated for expected future growth rates and discounted at a risk-adjusted discount rate based on the Group’s pre-tax weighted average cost of capital. Where the fair value is less than the carrying amount, an impairment is recognized. Any impairment is recognized immediately through net income and cannot subsequently be reversed.

Intangible assets subject to amortization are tested for impairment whenever events or circumstances indicate that the carrying value may not be recoverable and indefinite-lived assets are tested for impairment annually or more frequently if changes in circumstances indicate that the carrying value may be impaired.

Goodwill and intangible assets require significant management estimates and judgement, including the valuation and expected life determination in connection with the initial purchase price allocation and the ongoing evaluation for impairment.

Foreign exchange

The functional currency of the Group is GBP and the reporting currency, for the purposes of these financial statements, is USD.

Transactions in foreign currencies are recorded at the appropriate exchange rate prevailing at the date of the transaction. Foreign currency monetary balances at the reporting date are converted at the prevailing exchange rate. Foreign currency non-monetary balances carried at fair value or cost are translated at the rates prevailing at the date when the fair value or cost is determined. Gains and losses arising on retranslation are recognized as a component of net income, except for available-for-sale financial assets where the unhedged changes in fair value are recognized in other comprehensive income.

On consolidation, the assets and liabilities of the Group’s overseas operations whose functional currency is not GBP are translated at exchange rates prevailing at the reporting date. Income and expense items are recognized at daily exchange rates. Exchange differences arising, if any, are taken through other comprehensive income to accumulated other comprehensive income. Where net investment hedge accounting is applied using foreign currency forward contracts, the fair value movement on these contracts is also recognized within accumulated other comprehensive income. In the period in which an operation is disposed of, translation differences previously recognized in accumulated other comprehensive income are recognized as a component of net income.

On translation of the consolidated financial statements from the Group’s functional currency of GBP to the reporting currency of USD, the assets and liabilities of the Group are translated using the exchange rate prevailing at the reporting date, equity is translated at historic rate and income and expense items are translated using the average exchange rate, calculated based on each month end rate for the financial period. Exchange differences arising are taken through other comprehensive income to accumulated other comprehensive income.

Post-employment retirement benefits

The Group provides employees with retirement benefits through both defined benefit and defined contribution plans. The assets of these plans are held separately from the Group’s general assets, in trustee administered funds.

Contributions to the defined contribution plan are expensed to net income within the Consolidated Statement of Comprehensive Income as and when they become payable.

Defined benefit obligations and the cost of providing benefits are determined annually by independent qualified actuaries using the projected unit credit method. The Group’s annual measurement date of the defined benefit plan is December 31. The defined benefit obligation is measured as the present value of the estimated future cash outflows using a discount rate based on AA rated corporate bond yields of appropriate duration. The plan assets are recognized at fair value. The funded status of the defined benefit pension plans (the resulting surplus or deficit of defined benefit assets less liabilities) is recognized in the Consolidated Balance Sheet, net of any taxes that would be deducted at source.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Actuarial gains and losses arise as a result of the difference between actual experience and actuarial assumptions. The ‘10% corridor’ method for recognizing actuarial gains and losses has been adopted by the Group. This means that cumulative actuarial gains or losses up to an amount equal to 10% of the higher of the liabilities or assets of the scheme (‘the corridor’) have no immediate impact on net income and are instead recognized through other comprehensive income. Cumulative gains or losses greater than the corridor are amortized to net income over the average remaining future working lifetime of the active members in the plan.

Net periodic benefit cost is recorded as a component of net income in the Consolidated Statement of Comprehensive Income and includes service cost, interest cost, expected return on plan assets and any actuarial gains and losses previously recognized as a component of other comprehensive income which have been amortized in the period. Net periodic benefit costs are recognized as an operating expense.

See Note 15—‘Retirement Benefit Plans’ for further discussion of the Group’s pension plans.

Common Stock

Henderson’s common stock of 12.5 pence each are classified as equity instruments. Equity shares issued by Henderson are recorded at the fair value of the proceeds received or the market price on the day of issue. Direct issue costs, net of tax, are deducted from ‘additional paid in capital’ within equity.

Treasury shares held are equity shares of Henderson acquired by or issued to employee benefit trusts. Treasury shares held are recorded at cost and are deducted from equity. No gain or loss is recognized in the Consolidated Statement of Comprehensive Income on the purchase, issue, sale or cancellation of Henderson’s own equity shares.

Shares purchased as part of a share repurchase program are immediately cancelled. The nominal value of each share purchased and cancelled is debited against common stock and the remaining balance, being the difference between the price paid per share and the nominal value, is debited against retained earnings.

Consolidation

For the Group’s accounting policies on consolidation, see Note 4—‘Consolidation’.

Note 3—Recent Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (‘FASB’) issued a new revenue recognition standard. The standard’s core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. The revenue standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Group is evaluating the effect of adopting this new accounting standard.

In January 2016, the FASB issued amendments to its financial instruments standard, including changes relating to the accounting for equity investments, and the presentation and disclosure requirements for financial instruments. Under the amended guidance, equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through net income. There will no longer be an available-for-sale classification (changes in fair value reported in other comprehensive income) for equity securities with readily determinable fair values. The amended guidance also requires financial assets and financial liabilities to be presented separately in the notes to the financial statements, grouped by measurement category (e.g. fair value, amortized cost, lower of cost or market value) and form of financial asset (e.g. loans, securities). The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is evaluating the effect of adopting this new accounting standard.

In February 2016, the FASB issued a new standard on accounting for leases. The new standard represents a wholesale change to lease accounting and introduces a lessee model that brings most leases on to the balance sheet. The standard also aligns certain of the underlying principles of the new lessor model with those in the FASB’s new revenue recognition standard. Furthermore, the new standard addresses other concerns related to the current leases model. The standard is effective for calendar periods beginning on or after January 1, 2019. The Group is evaluating the effect of adopting this new accounting standard.

In March 2016, the FASB issued an amendment to its principal-versus-agent guidance in the FASB’s new revenue standard. The key provisions of the amendment are assessing the nature of the entity’s promise to the customer, identifying the specified goods or services, application of the control principle and indicators of control. The amendment is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. In addition, entities are required to adopt the amendment by using the same transition method they used to adopt the new revenue standard. The Group is evaluating the effect of adopting this new accounting standard.

In June 2016, the FASB issued an amendment to its guidance on accounting for credit losses. The new guidance requires the application of a current expected credit loss model for financial assets measured at amortized cost and an allowance for credit loss model for available-for-sale debt securities. The amendment is effective for reporting periods beginning on or after December 15, 2019. The Group is evaluating the effect of adopting this new accounting standard.

In August 2016, the FASB issued an ASU to clarify guidance on the classification of certain cash receipts and cash payments in the statement of cash flows. The FASB issued the ASU with the intent of reducing diversity in practice regarding eight types of cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. The Group is evaluating the effect of adopting this new accounting standard.

In November 2016, the FASB issued an ASU to clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. The Group is evaluating the effect of adopting this new accounting standard.

In January 2017, the FASB issued an ASU which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. The ASU requires goodwill impairments to be measured on the basis of the fair value of the reporting unit relative to the reporting unit’s carrying amount rather than on the basis of the implied amount of goodwill relative to the goodwill balance of the reporting unit. The ASU is effective for annual and interim impairment tests for periods beginning after December 15, 2021. Early adoption is allowed for annual and interim impairment tests occurring after January 1, 2017. The Group is evaluating the effect of adopting this new accounting standard.

Note 4—Consolidation

In accordance with ASU 2015-02, the Group early adopted the amended consolidation accounting guidance which was mandatory for reporting periods beginning on or after December 15, 2015, with an effective adoption date of January 1, 2014, using a modified retrospective approach.

The consolidated financial statements of the Group comprise the financial statements of Henderson Group plc and its interests in its controlled subsidiaries and equity method investments as at December 31 each year. Additionally, the consolidated financial statements include the consolidation of certain managed funds that meet the definition of a variable interest entity (‘VIE’) if the Group has been deemed to be the primary beneficiary of these funds and of certain managed funds that meet the definition of a voting interest entity (‘VRE’).

The net income and each component of other comprehensive income are attributed to the owners of the parent of the Group and to any noncontrolling interests. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The results of consolidated entities acquired or disposed of during the year are included in the Consolidated Statement of Comprehensive Income from the effective date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that the control ceases. A change in the ownership interest of a consolidated entity, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a consolidated entity, it derecognizes the related assets (including goodwill), liabilities, noncontrolling interest and other components of equity while any resultant gain or loss is recognized in the Consolidated Statement of Comprehensive Income.

The Group performs an analysis of affiliates and investments held to determine if they are a VIE or a VRE which involves significant judgement and analysis. Factors considered in this assessment include the entity’s legal organization, the entity’s capital structure and equity ownership, and any de facto agent implications of the Group’s involvement with the entity. VIEs are consolidated if the Group is the primary beneficiary of the entity and VREs are consolidated if the Group holds the majority voting interest. Certain events (such as additional contributions or redemptions, either by Henderson or third parties) will trigger a review to reconsider the previous conclusions regarding the status of an entity as a VIE or a VRE. Additionally, management continually reconsiders whether the Group is considered a VIE’s primary beneficiary, and thus consolidates it.

Variable Interest Entities

Certain investments for which a controlling financial interest is achieved through arrangements that are not directly linked to voting interests are considered VIEs. Henderson reviews factors, including whether or not i) the entity has equity that is sufficient to permit the entity to finance its activities without additional subordinated support from other parties and ii) the equity holders at risk have the obligation to absorb losses, the right to receive residual returns and the right to direct the activities of the entity that most significantly impact the entity’s economic performance, to determine if the investment product is a VIE. The Group re-evaluates these factors as facts and circumstances change.

The Group consolidates a VIE if it is the VIE’s primary beneficiary. The primary beneficiary of a VIE is defined as the variable interest holder that has a controlling financial interest in the VIE. A controlling financial interest is defined as one that has i) the power to direct the activities of the VIE that most significantly impact its economic performance and ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE.

Consolidated Variable Interest Entities

Henderson’s consolidated VIEs as at December 31, 2016 are certain funds in which the Group has a seed investment and acts as the investment manager. The assets of these VIEs are not available to the creditors of the Group and the investors in these VIEs have no recourse to the credit of the Group.

Consolidated VIE assets and liabilities are presented after intercompany eliminations at December 31, 2016, and December 31, 2015, in the following table (in millions):

	December 31,	December 31,
	2016	2015
Investment securities	$313.7	$206.8
Cash and cash equivalents	44.2	52.8
Other current assets	8.1	9.3
Other current liabilities	(26.2)	(16.6)
Total	339.8	252.3
Redeemable noncontrolling interests in consolidated VIEs	(158.0)	(78.5)
Nonredeemable noncontrolling interest in consolidated VIEs	(44.8)	(44.1)
Group net interest in consolidated VIEs	$137.0	$129.7

Unconsolidated Variable Interest Entities

At December 31, 2016, the Group’s carrying value of investment securities included on the Consolidated Balance Sheet pertaining to unconsolidated VIEs was $nil (2015: $nil). The Group’s exposure to unconsolidated VIEs represents the value of its economic ownership interest in the investment securities.

Voting Interest Entities

Consolidated Voting Interest Entities

The Group’s consolidated VREs include its investments in subsidiaries and certain seed investments. Investments are accounted for as VREs where they do not meet the definition of a VIE and when the Group is considered to control such investments, where control generally exists if there is a greater than 50% voting interest.

The following table presents the balances related to seed investments that have been classified as VREs and consolidated on the Group’s Consolidated Balance Sheet (in millions):

	December 31,	December 31,
	2016	2015
Investment securities	$5.1	$28.7
Cash and cash equivalents	—	8.6
Other current assets	—	0.7
Other current liabilities	—	(0.2)
Total	5.1	37.8
Redeemable noncontrolling interests in consolidated VREs	—	(4.4)
Group net interest in consolidated VREs	$5.1	$33.4

Note 5—Acquisitions

Acquisition of Perennial

On November 1, 2015, Henderson acquired the entire share capital of Perennial, fixed income and equities managers located in Australia. The acquisition served to broaden the scope of the global fixed income and equity teams, as well as to assist in the development of Henderson’s distribution reach.

The transaction included initial upfront cash consideration of $55.4m and contingent consideration with a present value of $0.6m, with the contingent consideration payable in 2017 and 2019 if revenues of the Perennial equities business meet certain targets. The total maximum payment over the entire contingent consideration period is $10.9m as of December 31, 2016. In addition, there is a maximum amount of $37.4m payable in two tranches in 2019 and 2020, which have employee service conditions attached (‘earn out’) which are accounted for as a compensation expense and are based on net management fee revenue. The fair values of the contingent consideration and earn out are calculated at each reporting date by forecasting Perennial revenues over the contingency period and determining whether the forecast amounts meet the defined targets. The significant unobservable input used in the valuation is forecast revenue. During the year ended December 31, 2016, fair value adjustments of contingent consideration of $1.1m were recognized in net income. The earn out will be accrued over the service period. At December 31, 2016, the total of contingent consideration and earn out had a fair value of $5.2m (2015: $1.0m), which is included in ‘other non-current liabilities’ on the Group’s Consolidated Balance Sheet. The following pro forma information is unaudited: had Perennial been acquired on January 1, 2015, the business would have contributed revenue and net income of $18.5m (2014: $16.2m) and $5.4m (2014: $6.0m) respectively. Perennial contributed revenue and net income of $3.1m and $0.9m respectively between the acquisition date and December 31, 2015.

The deal costs were included within operating expenses in Henderson’s Consolidated Statement of Comprehensive Income in 2015.

The total purchase price, including the upfront payment and the present value of the expected contingent payments, was allocated as follows (in millions):

Assets:
Cash and cash equivalents	$0.9
Accounts receivable	2.7
Intangible assets	24.6
Goodwill	36.6
Liabilities:
Other accrued liabilities	(1.4)
Deferred income taxes	(7.4)
Net assets acquired	$56.0

Goodwill represents the excess of cost over the fair value of the identifiable net assets acquired and is largely attributable to the existing workforce of Perennial as well as the opportunity for the Group to leverage the distribution platforms on which Perennial funds are included for other products. The goodwill recognized as a result of the acquisition is not deductible for tax purposes.

The intangible assets include investment management agreements and client relationships. Client relationships have an estimated useful life of eight years and are being amortized over this period.

Acquisition of Geneva

On October 1, 2014, Henderson acquired the entire share capital of Geneva which added to the Group’s US equities capability and US institutional client base.

The consideration payable for Geneva was structured as an upfront payment of up to $130.0m with two further contingent tranches of up to $45.0m and $25.0m, payable over six years. The Group made an initial upfront payment of $120.5m during 2014 based on the revenue run rate at a date just before acquisition, measured against defined revenue targets set out in the sale and purchase agreement, together with a payment of $3.8m for the net assets of Geneva. The $9.5m shortfall between the $120.5m initial payment and the $130.0m maximum can still become payable if Geneva’s revenues meet the revenue targets over the next five years. As a result the Group has a deferred contingent liability of between $nil and $79.5m. The fair value of the contingent consideration is estimated at each reporting date by forecasting revenue, as defined by the sale and purchase agreement, over the contingency period, and determining whether targets will be met. Contingent consideration of $20.3m (2015: $16.2m) was included in ‘other non-current liabilities’ on the Group’s Consolidated Balance Sheet as at December 31, 2016.

Geneva contributed revenue and net income of $6.8m and $4.9m respectively between the acquisition date and December 31, 2014. The following pro forma information is unaudited: had Geneva been acquired on January 1, 2014, the business would have contributed revenue and net income of $28.8m and $19.3m respectively in 2014.

Note 6—Investment Securities

The Group’s investment securities as of December 31, 2016 and 2015, are summarized as follows (in millions):

	December 31,
	2016	2015

Trading securities:
Seeded investment products-consolidated VIEs	$288.0	$198.4
Seeded investment products-consolidated VREs	5.1	6.3
Seeded investments products-unconsolidated	4.5	—
Investments related to deferred compensation plans	66.5	61.5
Other investments	3.1	1.0
Total trading securities	367.2	267.2
Available-for-sale securities:
Seeded investment products-consolidated VIEs	25.7	8.4
Seeded investment products-consolidated VREs	—	22.4
Seeded investment products-unconsolidated	0.4	1.4
Total available-for-sale securities	26.1	32.2
Total investment securities	$393.3	$299.4

Trading Securities

Gains and losses recognized on trading securities still held as of December 31, 2016, 2015 and 2014, are summarized as follows (in millions):

	Year ended
	December 31,
	2016	2015	2014
Trading securities still held at period end	$8.4	$(5.6)	$21.6

Available-for-Sale Securities

The following is a summary of available-for-sale securities at December 31, 2016 and 2015 (in millions):

December 31, 2016
Gross
		unrealized		Foreign
		investment		currency	Estimated	Carrying
	Cost	Gains	Losses	translation	fair value	value
Available-for-sale securities	$15.1	$3.4	$—	$7.6	$26.1	$26.1

December 31, 2015
Gross
		unrealized		Foreign
		investment		currency	Estimated	Carrying
	Cost	Gains	Losses	translation	fair value	Value
Available-for-sale securities	$30.6	$1.1	$(1.4)	$1.9	$32.2	$32.2

The Group reviewed the gross unrealized losses on available-for-sale securities and determined that the losses were not other-than-temporary. No impairment charges were recognized for the years ended December 31, 2016, 2015 and 2014. There were no unrealized loss positions greater than 12 months as at December 31, 2016 and 2015.

Realized gains and losses related to the disposal of seed investments classified as available-for-sale securities were recognized within ‘investment gains, net’ on the Group’s Consolidated Statement of Comprehensive Income. The following is a summary of realized gains upon disposal of seed investments classified as available-for-sale securities for the years ended December 31, 2016, 2015 and 2014 (in millions):

	2016	2015	2014
Realized gains	$1.2	$16.8	$2.2

Derivative Instruments

The Group maintains an economic hedge program that uses derivative instruments to mitigate the market volatility of certain seeded investments. Market fluctuations are mitigated using derivative instruments including futures, index swaps and TRSs. The Group operates a rolling program of foreign currency forward contracts to mitigate the non-functional currency exposures arising from certain seed capital investments.

The Group was party to derivative instruments with the following notional values as of December 31, 2016 and 2015:

	December 31,	December 31,
	2016	2015
	Notional value	Notional value
	(in millions)	(in millions)
Index swaps	$34.2	$41.2
Futures	$14.7	$—
Total return swaps	$59.5	$68.6
Foreign currency forward contracts	$170.1	$160.1

The derivative instruments are not designated as hedges for accounting purposes, with the exception of certain foreign currency forward contracts used for net investment hedging. Changes in the fair value of certain derivatives are recognized in ‘investment gains/(losses), net’ in the Group’s Consolidated Statement of Comprehensive Income. Changes in the fair value of foreign currency forward contracts which relate to consolidated seed entities are recognized in accumulated other comprehensive income under net investment hedge accounting.

The value of the individual derivative contracts are recognized on a gross basis and included in ‘other current assets’ or ‘other current liabilities’ in the Consolidated Balance Sheet. The Group has entered into netting arrangements with individual counterparties; the impact of any potential resulting offsets are shown below. The Group pledged $1.6m in cash collateral with the counterparties of the derivatives as of December 31, 2016 ($1.3m received and $0.9m pledged as of December 31, 2015). The cash collateral is included within ‘other current assets’ and ‘other current liabilities’ as relevant on the Group’s Consolidated Balance Sheet.

The following tables illustrate the effect of offsetting derivative instruments on the Group’s Consolidated Balance Sheets as of December 31, 2016 and 2015 (in millions):

	December 31, 2016
		Gross amounts	Gross amounts
		offset by	offset by cash
	Gross amounts	derivative instruments	collateral pledged	Net amounts
Liabilities:
Total return swaps	$(1.1)	$—	$1.1	$—
Index swaps	(0.8)	—	0.5	(0.3)
Foreign currency forward contracts	(3.2)	—	—	(3.2)
Total	$(5.1)	$—	$1.6	$(3.5)

	December 31, 2015
		Gross amounts	Gross amounts
		offset by	offset by cash
		derivative	collateral
	Gross amounts	instruments	received	Net amounts
Assets:
Total return swaps	$1.3	$—	$(1.3)	$—
Total	$1.3	$—	$(1.3)	$—

		Gross amounts	Gross amounts
		offset by	offset by cash
		derivative	collateral
	Gross amounts	instruments	pledged	Net amounts
Liabilities:
Total return swaps	$(0.6)	$—	$—	$(0.6)
Index swaps	(0.9)	—	0.9	—
Foreign currency forward contracts	(5.9)	—	—	(5.9)
Total	$(7.4)	$—	$0.9	$(6.5)

The Group recognized the following net foreign currency translation gains on hedged seed investments denominated in a foreign currency and net losses on associated foreign currency forward contracts in other comprehensive income for the years ended December 31, 2016, 2015 and 2014 (in millions):

	Year ended December 31,
	2016	2015	2014
Foreign currency translation	$29.6	$3.5	$—
Foreign currency forward contracts	(29.6)	(3.5)	—
Total	$—	$—	$—

Derivative Instruments in Consolidated Seeded Investment Products

Certain of the Group’s consolidated seeded investment products utilize derivative instruments to contribute to the achievement of defined investment objectives. These derivative instruments are classified within ‘other current assets’ and ‘other current liabilities’ in Henderson’s Consolidated Balance Sheet. Gains and losses on these derivative instruments are classified within investment gains/(losses), net in Henderson’s Consolidated Statement of Comprehensive Income. The consolidated seeded investment products received net amounts of $0.1m and $0.2m in cash collateral from the counterparties of the derivative instruments as of December 31, 2016 and 2015, respectively.

The Group’s consolidated seeded investment products were party to derivative instruments with the following notional values as of December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
	Notional value (in millions)	Notional value (in millions)
Contracts for difference	$9.2	$20.2
Interest rate swaps	$8.3	$36.3
Credit default swaps	$1.8	$—
Equity swaps	$—	$3.3
Index swaps	$—	$3.5
Futures	$22.3	$34.7
Options	$184.8	$69.0
Swaptions	$1.7	$0.1
Foreign currency forward contracts	$120.0	$46.5

The following tables illustrate the effect of offsetting derivative instruments within consolidated seeded investment products on the Group’s Consolidated Balance Sheets as of December 31, 2016 and 2015 (in millions):

	December 31, 2016
	Gross amounts	Gross amounts offset by derivative instruments	Gross amounts offset by cash collateral received	Net amounts
Assets:
Contracts for difference	$0.3	$(0.1)	$—	$0.2
Interest rate swaps	0.1	(0.1)	—	—
Futures	0.6	(0.1)	—	0.5
Options	3.1	(1.2)	—	1.9
Foreign currency forward contracts	0.4	—	(0.4)	—
Total	$4.5	$(1.5)	$(0.4)	$2.6

	Gross amounts	Gross amounts offset by derivative instruments	Gross amounts offset by cash collateral pledged	Net amounts
Liabilities:
Contracts for difference	$(0.1)	$0.1	$—	$—
Interest rate swaps	(0.1)	0.1	—	—
Credit default swaps	(0.1)	—	—	(0.1)
Futures	(0.1)	0.1	—	—
Options	(1.2)	1.2	—	—
Foreign currency forward contracts	(2.4)	—	0.3	(2.1)
Total	$(4.0)	$1.5	$0.3	$(2.2)

	December 31, 2015
	Gross amounts	Gross amounts offset by derivative instruments	Gross amounts offset by cash collateral received	Net amounts
Assets:
Contracts for difference	$0.2	$—	$—	$0.2
Interest rate swaps	0.5	(0.4)	—	0.1
Futures	0.5	(0.4)	—	0.1
Equity swaps	0.3	(0.2)	—	0.1
Options	2.3	(0.5)	—	1.8
Foreign currency forward contracts	1.0	—	(0.3)	0.7
Total	$4.8	$(1.5)	$(0.3)	$3.0

	Gross amounts	Gross amounts offset by derivative instruments	Gross amounts offset by cash collateral pledged	Net amounts
Liabilities:
Interest rate swaps	$(0.5)	$0.4	$—	$(0.1)
Futures	(0.4)	0.4	—	—
Equity swaps	(0.2)	0.2	—	—
Options	(0.7)	0.5	0.1	(0.1)
Foreign currency forward contracts	(0.1)	—	—	(0.1)
Total	$(1.9)	$1.5	$0.1	$(0.3)

As of December 31, 2016, no consolidated seed investment products sold credit protection through the use of credit default swap contracts (2015: none).

Investment (losses)/gains, net

Investment (losses)/gains, net in the Group’s Consolidated Statement of Comprehensive Income included the following for the years ended December 31, 2016, 2015 and 2014 (in millions):

	Year ended December 31,
	2016	2015	2014
Investment (losses)/gains, net:
Seeded investment products	$(0.7)	$0.5	$17.3
Fair value changes on derivative instruments	(12.9)	1.0	(1.4)
Gain on sale of available-for-sale investments	1.2	16.8	2.2
(Losses)/gains on investment securities and derivatives	(12.4)	18.3	18.1
Gain on sale of equity method investments	—	18.9	18.9
Gain on sale of Property business	—	—	245.3
Other investment income	0.7	2.5	3.6
Investment (losses)/gains, net	$(11.7)	$39.7	$285.9

On April 1, 2014, the Group completed transactions which resulted in the disposal of its Property business and simultaneously recognized a 40% share in a newly formed joint venture, THRE, which was accounted for as an equity method investment. The Group recognized a gain on disposal of the Property business of $245.3m during the year ended December 31, 2014 and subsequently recognized a gain of $18.9m on disposal of THRE when it disposed of its 40% share on June 1, 2015.

During 2014 the Group also disposed of its 50% stake in Intrinsic which had been accounted for as an equity method investment, recognizing a gain on sale in 2014 of $18.9m.

Purchases, Sales, Settlements and Maturities

Cash flows related to investment securities for the years ended December 31, 2016, 2015 and 2014, are summarized as follows (in millions):

	2016		2015		2014
		Sales,		Sales,		Sales,
	Purchases	settlements	Purchases	settlements	Purchases	settlements
	and	and	and	and	and	and
	settlements	maturities	settlements	maturities	settlements	maturities
Trading securities	$(81.6)	$5.0	$(40.3)	$5.3	$(118.6)	$—
Available-for-sale securities	—	31.6	—	40.6	(3.1)	57.1
Total cash flows	$(81.6)	$36.6	$(40.3)	$45.9	$(121.7)	$57.1

Note 7—Goodwill and Intangible Assets

Henderson’s goodwill and intangible assets are summarized below (in millions):

	December 31, 2015	Impairment	Amortization	Foreign currency translation	December 31, 2016

Indefinite-lived intangible assets:
Investment management agreements	$401.7	$(4.9)	$—	$(62.0)	$334.8
Definite-lived intangible assets:
Client relationships	135.3	—	—	(8.4)	126.9
Accumulated amortization	(54.7)	—	(14.7)	9.0	(60.4)
Net intangible assets	$482.3	$(4.9)	$(14.7)	$(61.4)	$401.3
Goodwill	$866.9	$—	$—	$(125.4)	$741.5

The opening goodwill balance originates from the various acquisitions the Group has undertaken. There were no accumulated impairment losses in relation to goodwill as at December 31, 2016 or 2015.

Definite-lived intangible assets represent client relationships, which are amortized over their estimated lives using the straight-line method. The estimated lives of the client relationships vary and range from three years to eight years. Indefinite-lived intangible assets represent certain investment management contracts where the Group expects both the renewal of the contracts and the cash flows generated by them to continue indefinitely.

Foreign currency translation movements in the table primarily relate to the translation of the intangible assets and goodwill balances from the Group’s functional currency of GBP to the presentational currency of USD using the closing foreign currency exchange rate at the end of each reporting period. The balance also relates to the translation of foreign currency intangible assets to the functional currency of the Group.

Amortization expense was $14.7m, $15.5m and $13.8m for the years ended December 31, 2016, 2015 and 2014, respectively. Expected future amortization expense is summarized below (in millions):

Year ended December 31,	Amount
2017	$13.3
2018	13.0
2019	13.0
2020	13.0
2021	10.2
Thereafter (in total)	3.1
Total	$65.6

Impairment Testing

The 2016 impairment test of indefinite lived intangible assets indicated an impairment loss of $4.9m (2015 and 2014: $nil) which has been recognized within ‘amortization and depreciation’ in net income during the year ended December 31, 2016.

The 2016 and 2015 impairment tests of goodwill and the 2015 impairment test of indefinite-lived intangible assets indicated that in each case, the estimated fair value exceeded the carrying value and as such, no impairment losses were identified on these assets.

Definite-lived intangible assets are tested for impairment if there is an indication of impairment. No indicators of impairment were identified.

Note 8—Equity Method Investments

Equity method investments of $0.2m and $4.3m were recognized on the Group’s Consolidated Balance Sheet within ‘other non-current assets’ as at December 31, 2016 and 2015 respectively.

The Group holds interests in the following equity method investments including joint ventures managed through shareholder agreements with third party investors, accounted for under the equity method:

	Country of
	incorporation		2016	2015
	and principal	Functional	Percentage	Percentage
	place of operation	currency	owned	owned
Northern Pines Henderson Capital GP LLC	USA	USD	50%	50%
Northern Pines Henderson Capital LLC	USA	USD	50%	50%
Optimum Investment Management Limited	UK	GBP	50%	50%

During 2016, the Group received a share of profit from its equity method investments of $0.7m. An impairment loss of $3.8m was also recognized in relation to the Group’s shareholding in Northern Pines as a result of the decision to wind up this joint venture. The Group’s share of net loss from equity method investments recognized within net income was $3.1m at December 31, 2016 (2015: $1.0m, 2014: $3.4m).

During 2015, the Group completed two separate transactions in relation to its equity method investments. On May 29, 2015, the Group acquired the remaining 58.6% of the share capital of 90 West. As a result, the Group obtained control rights to this equity interest triggering the entity to become a subsidiary of the Group and to be consolidated in the Consolidated Financial Statements. The total cost recognized for the acquisition of 90 West was $9.3m, comprising net cash consideration of $3.3m, deferred consideration of $2.2m and the fair value of existing ownership of $3.8m.

On June 1, 2015, the Group sold its 40% equity interest in THRE for consideration of $128.8m. The investment had a carrying value of $111.5m. The $18.9m gain on this transaction (including $1.6m consideration for the share of net assets fair valued) is recorded within investment gains/(losses), net in the Consolidated Statement of Comprehensive Income.

Note 9—Fair Value Measurements

The following table presents assets, liabilities and redeemable noncontrolling interests presented in the financial statements or disclosed in the notes to the financial statements at fair value on a recurring basis as of December 31, 2016 (in millions):

	Fair value measurements using:
	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:
Investment securities—trading	$66.1	$13.1	$—	$79.2
Investment securities—available-for-sale	0.4	—	—	0.4
Investment securities of consolidated VIES—trading	128.2	117.1	42.7	288.0
Investment securities of consolidated VIEs—available-for-sale	20.3	5.4	—	25.7
Derivatives in consolidated seed investments (included in ‘other current assets—VIEs’)	3.4	0.6	—	4.0
Total assets	$218.4	$136.2	$42.7	$397.3
Liabilities:
Derivatives in consolidated seed investments (included in ‘other current liabilities—VIEs’)	$1.3	$2.2	$—	$3.5
Financial liabilities (included in ‘other current liabilities’)	16.2	—	—	16.2
Contingent consideration (included in ‘other non-current liabilities’)	—	—	25.5	25.5
Deferred bonuses	—	—	42.9	42.9
Index swaps (included in ‘other current liabilities’)	—	0.8	—	0.8
Total return swaps (included in ‘other current liabilities’)	—	1.1	—	1.1
Foreign currency forward contracts (included in ‘other current liabilities’)	—	3.2	—	3.2
Total liabilities	$17.5	$7.3	$68.4	$93.2
Redeemable noncontrolling interests:	$—	$—	$158.0	$158.0
Total liabilities and redeemable noncontrolling interests	$17.5	$7.3	$226.4	$251.2

The following table presents assets, liabilities and redeemable noncontrolling interests presented in the financial statements or disclosed in the notes to the financial statements at fair value on a recurring basis as of December 31, 2015 (in millions):

	Fair value measurements using:
	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:
Investment securities—trading	$54.4	$14.4	$—	$68.8
Investment securities—available-for-sale	1.4	22.4	—	23.8
Investment securities of consolidated VIES—trading	59.3	80.9	58.2	198.4
Investment securities of consolidated VIEs—available-for-sale	8.4	—	—	8.4
Derivatives in consolidated seed investments (included in ‘other current assets—VIEs’)	2.1	1.1	—	3.2
Total return swaps (included in ‘other current assets’)	—	1.3	—	1.3
Total assets	$125.6	$120.1	$58.2	$303.9
Liabilities:
Current portion of long-term debt(1)	$223.1	$—	$—	$223.1
Derivatives in consolidated seed investments (included in ‘other current liabilities—VIEs’)	—	0.3	—	0.3
Financial liabilities in consolidated seed investments (included in ‘other current liabilities’)	12.9	—	—	12.9
Contingent consideration (included in ‘other non-current liabilities’)	—	—	19.5	19.5
Deferred bonuses	—	—	35.7	35.7
Index swaps (included in ‘other current liabilities’)	—	0.9	—	0.9
Total return swaps (included in ‘other current liabilities’)	—	0.6	—	0.6
Foreign currency forward contracts (included in ‘other current liabilities’)	—	5.9	—	5.9
Total liabilities	$236.0	$7.7	$55.2	$298.9
Redeemable noncontrolling interests:	$—	$—	$82.9	$82.9
Total liabilities and redeemable noncontrolling interests	$236.0	$7.7	$138.1	$381.8

(1)                                 Carried at amortized cost and disclosed at fair value.

Non-recurring fair value measurements primarily relate to goodwill and intangible assets which are all designated as Level 3. See Note 7—‘Goodwill and Intangible Assets’.

The changes in fair value of the Group’s Level 3 recurring items for the years ended December 31, 2016 and 2015, are as follows (in millions):

	Year ended December 31,
	2016	2015
Assets:
Beginning of year fair value	$58.2	$92.8
Additions	0.4	0.7
Disposals	—	(35.2)
Movements recognized in net income	(17.5)	24.2
Movements recognized through other comprehensive income	10.4	(5.9)
Recycled from other comprehensive income to net income	—	(14.1)
Foreign currency translation	(8.8)	(4.3)
End of year fair value	$42.7	$58.2

Level 3 financial assets represent trading investment securities held by consolidated VIEs.

	Year ended December 31,
	2016			2015
	Contingent Consideration	Deferred Bonuses	Redeemable noncontrolling interest	Contingent Consideration	Deferred Bonuses	Redeemable noncontrolling interest
Liabilities and redeemable noncontrolling interests:
Beginning of year fair value	$19.5	$35.7	$82.9	$16.1	$34.5	$44.9
Additions	10.0	—	97.0	4.4	—	41.9
Movement in bonus deferrals	—	14.2	—	—	3.1	—
Foreign currency translation	(4.0)	(7.0)	(21.9)	(1.0)	(1.9)	(3.9)
End of year fair value	$25.5	$42.9	$158.0	$19.5	$35.7	$82.9

Valuation techniques and significant unobservable inputs used in the valuation of material Level 3 items, being the Group’s private equity investments designated as trading securities within ‘investment securities of consolidated VIEs’ on the Group’s Consolidated Balance Sheet for the years ended December 31, 2016 and December 31, 2015 were as follows (in millions):

	Fair	Valuation	Significant
As at December 31, 2016	value	techniques	unobservable inputs	Range (weighted average)
Investment securities of consolidated VIEs—trading	$42.7	Discounted cash flow	Discount rate	12.0% - 30.0% (16.3)%
			EBITDA multiple	8.7 - 11.0 (9.1)
			Price-earnings ratio	17.2 - 24.0 (18.4)

	Fair	Valuation	Significant
As at December 31, 2015	value	technique	unobservable inputs	Range (weighted average)
Investment securities of consolidated VIEs—trading	$58.2	Discounted cash flow	Discount rate	12.0% - 50.0% (22.7)%
			EBITDA multiple	12.0 - 28.4 (15.0)
			Price-earnings ratio	26.7 - 36.7 (28.5)

The Group’s other Level 3 recurring fair value measurements include redeemable noncontrolling interests and contingent consideration—see Note 13 and Note 5 respectively for information on these balances and their key unobservable inputs.

Transfers between Fair Value Levels

During 2016, there was a $3.8m transfer between Level 1 and Level 2. There were no other transfers between Level 1, Level 2 or Level 3 during the year (2015: nil).

Note 10—Debt

Debt at December 31, 2016 and 2015 consisted of the following (in millions):

	December 31,		December 31,
	2016		2015
	Carrying	Fair	Carrying	Fair
	value	value	value	value
7.25% Senior Notes due 2016	$—	$—	$220.9	$223.1

Fair Value of Debt

The fair value of debt was determined using broker quotes and any recent trading activity for the notes listed above, which are considered Level 1 inputs.

7.25% Senior Notes due 2016

In March 2011, Henderson issued £150.0m ($240.4m) of 7.25% Senior Notes due 2016 (‘2016 Senior Notes’) which were unsecured, unrated and repayable in full on March 24, 2016. The 2016 Senior Notes paid interest at 7.25% semi-annually on March 24 and September 24. The interest on the loan notes was amortized over the 5 year term to interest expense in the Consolidated Statement of Comprehensive Income. The 2016 Senior Notes were repaid in full at their maturity on March 24, 2016.

The Group was in compliance with all covenants attached to the 7.25% Senior Notes up to the date of repayment. The covenants included the requirement to provide notice of any actual or potential default event and the preparation of audited accounts for each accounting period.

Note 11—Income Taxes

Income Tax Expense

The components of the Group’s provision for income taxes are as follows (in millions):

	Year ended December 31,
	2016	2015	2014
Current
Non-US	$31.5	$9.9	$38.6
Federal	1.1	3.8	12.7
State and local	—	0.5	1.3
Total current income taxes	$32.6	$14.2	$52.6
Deferred
Non-US	$(1.0)	$(6.0)	$3.6
Federal	3.0	(2.0)	(3.3)
State and local	—	(0.1)	(0.3)
Total deferred income taxes/(benefits)	$2.0	$(8.1)	$—
Total income tax expense	$34.6	$6.1	$52.6

Income tax expense has been based on the following components of total income before taxes (in millions):

	Year ended December 31,
	2016	2015	2014
Non-US	$212.0	$329.7	$527.4
US	(0.1)	7.8	36.2
Total income before taxes	$211.9	$337.5	$563.6

The Group’s top holding company is tax resident in the UK and is subject to the tax laws and regulations of that country. The following is a reconciliation between the UK statutory corporation tax rate and the effective tax rate on the Group’s income from operations.

	Year ended December 31,
	2016	2015	2014
UK statutory corporation tax rate	20.0%	20.3%	21.5%
Effect of foreign tax rates	(1.1)%	(5.9)%	(3.3)%
Impact of Property disposal(1)	—	(2.3)%	(5.4)%
Equity-based compensation	(3.4)%	(3.7)%	(0.9)%
Finalization of positions with HMRC(2)	(0.8)%	(3.1)%	(1.0)%
Tax adjustments	0.6%	0.3%	(1.0)%
Non-deductible costs associated with the Merger(3)	0.8%	—	—
Impact of changes in statutory tax rates on deferred taxes	(1.9)%	(2.4)%	0.2%
Taxes applicable to prior years	0.9%	(1.0)%	(0.1)%
Other, net	0.1%	(0.3)%	(0.4)%
Effective income tax rate, controlling interest	15.2%	1.9%	9.6%
Net income attributable to noncontrolling interests	1.1%	(0.1)%	(0.3)%
Total effective income tax rate	16.3%	1.8%	9.3%

(1)                                 This incorporates the tax impact of the disposal of the Property business during 2014 and the disposal of THRE during 2015.

(2)                                 Her Majesty’s Revenue and Customs (‘HMRC’), tax authority of the UK.

(3)                                 This relates to the proposed merger with Janus Capital Group Inc.

The Group operates in several taxing jurisdictions around the world, each with its own statutory tax rate and set of tax laws and regulations. As a result, the future blended average statutory tax rate is dependent on changes to such laws and regulations and the mix of profits and losses of the Group’s subsidiaries. The Group expects the blended average statutory tax rate to increase subsequent to the proposed merger with Janus Capital Group Inc.

During 2016, the Group came to a settlement with HMRC in respect of an on-going audit of various subsidiaries in the UK involving a number of tax years, resulting in a small tax benefit for the Group. During 2015, the Group came to a settlement with HMRC in respect of the treatment of certain compensation expenditure paid to our staff in prior years. This settlement allowed the Group to claim a deduction in respect of compensation expenditure incurred in prior years, giving rise to a one-off tax credit of $10.5m in 2015. The tax benefit arising in 2014 resulted from the finalization of prior year returns by HMRC.

In March 2016, the FASB issued accounting guidance that simplifies several aspects of the accounting for equity-based payment transactions, including the income tax consequences of such transactions. The guidance requires that on exercise of equity-based awards, tax benefits in excess of or falling short of the cumulative book compensation expense should be recognized as an income tax benefit or expense in the income statement. The Group early adopted this guidance effective January 1, 2014, on a prospective basis. Adoption of the guidance resulted in the Group recognizing an income tax benefit of $7.6m for the year ended December 31, 2016 and $11.5m for the year ended December 31, 2015 and $7.9m for the year ended December 31, 2014.

During 2016, tax legislation enacted in the UK to reduce the corporation tax rate in future years resulted in a $4.0m net non-cash benefit (2015: $8.1m benefit and 2014: $1.5m expense) related to the revaluation of certain deferred tax assets and liabilities. The UK corporation tax rate is due to reduce from 20% to 19% with effect from April 1, 2017 and then to 17% with effect from April 1, 2020.

Deferred taxes

The significant components of the Group’s deferred tax assets and liabilities are as follows (in millions):

	December 31,
	2016	2015
Deferred tax assets:
Compensation and staff benefits	$16.5	$21.2
Loss carryforwards	18.8	22.8
Accrued liabilities	1.1	4.3
Other	1.2	1.9
Gross deferred tax assets	37.6	50.2
Valuation allowance	(18.8)	(22.8)
Deferred tax assets, net of valuation allowance	$18.8	$27.4
Deferred tax liabilities:
Retirement benefits	$(19.2)	$(24.6)
Goodwill and acquired indefinite-lived intangibles	(36.0)	(48.3)
Acquired finite-lived intangibles	(23.2)	(28.2)
Other	(2.8)	(0.2)
Gross deferred tax liabilities	$(81.2)	$(101.3)
Net deferred tax (liabilities)	$(62.4)	$(73.9)

Deferred tax assets and liabilities that relate to the same jurisdiction are recorded net on the Group’s Consolidated Balance Sheet as non-current balances as follows (in millions):

	December 31,
	2016	2015
Deferred tax assets, net (included in ‘other non-current assets’)	$8.3	$12.4
Deferred tax liabilities, net	(70.7)	(86.3)
Net deferred tax (liabilities)	$(62.4)	$(73.9)

At December 31, 2016, the Group had tax loss carryforwards accumulated in certain tax jurisdictions in the aggregate of $102.0m (2015: $120.4m); approximately $2.6m (2015: $2.7m) of which will expire in 2018 and the balance will carry forward indefinitely. The decrease in tax loss carryforwards from 2015 to 2016 of $18.4m resulted from the impact of foreign currency translation on non-USD denominated losses of $19.2m offset by adjustments due to tax return filings and additional tax losses arising in 2016.

A valuation allowance has been established against the deferred tax assets related to the Group’s tax loss carryforward where a history of losses in the respective tax jurisdiction makes it unlikely that the deferred tax asset will be realized or where it is unlikely that the Group would generate sufficient taxable income of the appropriate character to realize the full benefit of the deferred tax asset. The decrease in the valuation allowance from 2015 to 2016 primarily related to the impact of foreign currency translation on non-USD denominated balances.

Goodwill recorded in connection with the Geneva acquisition has been reduced during the year by the amount of the tax benefit realized from tax-deductible goodwill.

The enacted tax rate reductions during 2016 in the UK resulted in the Group realizing a net deferred tax benefit of $4.0m (2015: $8.1m) on the revaluation of certain deferred tax assets and liabilities, primarily relating to the Group’s deferred tax balances on acquired indefinite-lived intangibles, compensation and staff benefits and retirement benefits.

The Group has made no provision for income taxes on undistributed earnings of foreign subsidiaries as dividends distributed by foreign subsidiaries to their direct parent and ultimately to the Group’s top holding company attract no additional tax.

Unrecognized tax benefits

The Group operates in several tax jurisdictions and a number of years may elapse before an uncertain tax position, for which the Group has unrecognized tax benefits, is finally resolved. The following is a reconciliation of the beginning and ending amount of the Group’s unrecognized tax benefits (in millions):

	2016	2015	2014
Balance, as of January 1	$18.4	$19.1	$25.7
Additions for tax positions of current year	—	1.0	3.5
Reductions for tax positions of prior years	—	(0.6)	(3.5)
Settlements with taxing authorities	(13.1)	—	(5.1)
Foreign currency translation	(2.8)	(1.1)	(1.5)
Balance, as of December 31	$2.5	$18.4	$19.1

The entire unrecognized tax benefits, if recognized, would favorably affect the Group’s effective tax rate in future periods.

The Group recognizes interest and penalties on uncertain tax positions as a component of the income tax provision. At December 31, 2016, 2015 and 2014 the total accrued interest balance relating to uncertain tax positions was $0.7m, $1.2m and $0.8m respectively. Potential penalties at December 31, 2016, 2015 and 2014 were insignificant and have not been accrued.

The Group is subject to U.S. federal income tax, state and local income tax, UK income tax and income tax in several other jurisdictions, all of which can be examined by the relevant taxing authorities. For the Group’s major tax jurisdictions, the tax years that remain open to examination by the taxing authorities at December 31, 2016 are 2013 and onwards for Federal tax and a number of States tax, with a handful of States having open years from 2009 and onwards for Luxembourg; 2015 and onwards for the United Kingdom; and 2014 and onwards for the Netherlands.

During 2016, the Internal Revenue Service (‘IRS’) commenced examination of the Group’s U.S. federal tax filing for the year ended December 31, 2014. In addition, a number of tax years from 2005 onwards remain open for a limited number of subsidiaries in the UK while cases involving other taxpayers are being litigated through the judicial system, the results of which will resolve the Group’s position for these open years. While examination outcomes are subject to significant uncertainty, they are not expected to be material as the Group has recognized a tax benefit only for those positions that meet the more likely than not recognition threshold. It is reasonably possible that the total amounts of unrecognized tax benefits will change within the next twelve months due to completion of tax authorities’ exams or the expiration of statutes of limitations. Management estimates that the existing liability for uncertain tax positions could decrease by approximately $nil to $0.8m within the next twelve months, ignoring changes due to foreign currency translation.

Note 12—Other Financial Statement Captions

Other current assets on Henderson’s Consolidated Balance Sheet at December 31, 2016 and 2015, comprise the following (in millions):

	December 31,
	2016	2015
Other current assets	$13.5	$17.1
Prepaid expenses	10.8	10.9
Deferred acquisition costs	3.3	5.7
Current corporation tax	0.9	1.3
Total other current assets	$28.5	$35.0

Other non-current assets on the Consolidated Balance Sheet of $8.5m as at December 31, 2016 (2015: $16.9m) primarily relate to deferred tax assets.

Other accrued liabilities and other current liabilities on Henderson’s Consolidated Balance Sheet at December 31, 2016 and 2015, comprise the following (in millions):

	December 31,
	2016	2015
Accrued commissions	$41.0	$40.5
Accrued rebates	23.4	22.4
Other accrued liabilities	41.9	54.9
Total other accrued liabilities	$106.3	$117.8
Current corporation tax	$17.6	$16.4
Deferred income	0.5	1.5
Other current liabilities	17.3	22.4
Total other current liabilities	$35.4	$40.3

Other non-current liabilities on Henderson’s Consolidated Balance Sheet at December 31, 2016 and 2015, comprise the following (in millions):

	December 31,
	2016	2015
Other non-current accrued liabilities	$11.4	$14.7
Non-current tax liabilities	2.1	15.1
Other creditors	25.5	19.6
Total other non-current liabilities	$39.0	$49.4

Other creditors included within other non-current liabilities primarily comprises deferred consideration payable on the acquisition of Geneva and Perennial. Other non-current accrued liabilities primarily represents the non-current portion of onerous lease obligations as at December 31, 2016 and 2015 respectively. On the acquisition of New Star and Gartmore, the Group became party to three material operating leases in respect of 1 Knightsbridge Green, London, 8 Lancelot Place, London and Rex House, Queen Street, London. At the reporting date, the lease in respect of 1 Knightsbridge Green had expired and the onerous leases in respect of the other two offices run for a further period of six years and nine years respectively. At the cease-use date of these properties a loss contingency, net of expected sub-lease rental income, was recognized in respect of these properties as an accrued liability on the Group’s Consolidated Balance Sheet at the net present value of the net expected future cash outflows.

Note 13—Noncontrolling Interests

Nonredeemable Noncontrolling Interests

Noncontrolling interests in net income for the years ended December 31, 2016, 2015 and 2014 of a loss of $11.7m and gains of $1.6m and $7.7m respectively, and noncontrolling interests on the Group’s Consolidated Balance Sheet that are not subject to redemption rights primarily relate to nonredeemable noncontrolling interests in Henderson Asia Pacific Equity Partners II L.P, a private equity fund managed by the Group.

Redeemable Noncontrolling Interests

As of December 31, 2016, redeemable noncontrolling interests of $158.0m (2015: $82.9m) represented certain noncontrolling interests in consolidated funds in which the Group has invested seed capital. Noncontrolling interests in funds are classified as redeemable noncontrolling interests where there is an obligation on the fund to repurchase units at the investor’s request.

Redeemable noncontrolling interests in consolidated fund products may fluctuate from period to period and are impacted by changes in the Group’s relative ownership percentage, changes in the amount of third-party investment in seeded products and volatility in the market value of the seeded products’ underlying securities. Third-party redemption of investments are redeemed from the respective product’s net assets and cannot be redeemed from the assets of other seeded products or from the assets of the Group.

The following table shows the movement in redeemable noncontrolling interests in consolidated funds for the year ended December 31, 2016 (in millions):

Opening balance	$82.9
Changes in market value:
Consolidated VIEs	35.3
Changes in ownership:
Consolidated VREs	(3.7)
Consolidated VIEs	65.4
Foreign currency translation	(21.9)
Closing balance	$158.0

Changes in ownership during the year ended December 31, 2016 represent the dilution of the Group’s investment in consolidated funds as a result of increases in third party investments and the deconsolidation of two consolidated funds as a result of disposal of the investments.

Note 14—Long-Term Incentive Compensation

The Group operates a number of stock-based compensation plans, being the Restricted Share Plan, Employee Share Ownership Plan, Long-Term Incentive Plan, Deferred Equity Plan, Buy As You Earn Share Plan, Company Share Option Plan, Executive Shared Ownership Plan and Sharesave Plan. Further details on the material plans in operation during 2016 are set out below:

Deferred Equity Plan (‘DEP’)

Employees who receive cash-based incentive awards over a preset threshold, have an element deferred. The deferred awards are deferred into the Company’s shares, or into Group managed funds. The DEP trustee purchases Company shares and units or shares in Group managed funds and holds them in trust. Awards are deferred for up to three years and vest in three equal tranches if employees satisfy employment conditions at each vesting date. Those employees who elected to participate in the 2011 Employee Share Ownership Plan (‘ESOP’), had their restricted shares, upon vesting, automatically transfer into the 2011 ESOP as purchased shares. They attracted matching shares subject to the performance and employment conditions of that plan.

The 2013 DEP had a matching share element where employees, excluding Executive Directors, were awarded one matching share for every three restricted shares held in trust on the third anniversary of the award. One third of the restricted shares became unrestricted on each anniversary. If an employee requested to receive any of the unrestricted shares prior to the third anniversary, the related matching shares were forfeit. Forfeiture conditions applied in the case of leavers. A matching share element is not included on any DEP schemes awarded for later years.

The expense of deferred short-term incentive awards is recognized in net income over the period of deferral on a graded basis, the fair value of which is determined by prevailing share price or unit price at grant date.

Employee Share Ownership Plan (‘ESOP’)

The 2011 ESOP enabled all staff, including Executive Directors, to defer part of their cash-based incentive awards up to a specified limit through the purchase of Company shares. The 2011 ESOP awarded up to three matching shares for every share purchased depending on the performance of the Group’s total shareholder return (‘TSR’) and Company share price. The matching shares vested on the third, fourth and fifth anniversaries, if the conditions have been met on each anniversary. At the end of 2015, the TSR performance condition allowed for 2 matching shares on one third of the purchased shares that vested in May 2016 (2014: 0.5 matching shares, 2013: 1.5 matching shares).

Restricted Share Plan (‘RSP’)

The RSP allows employees to receive shares in the Company for nil consideration at a future point, usually after three years, and are recognized in net income on a graded basis. The awards are made typically for staff recruitment and retention purposes—all awards have employment conditions and larger awards generally have performance hurdles. The Remuneration Committee approves all awards to Code Staff (being employees who perform a significant influence function, senior management and risk takers whose professional activities could have a material impact on a firm’s risk profile), any awards over £500,000 and award vestings that exceed £50,000. The fair value of the shares granted is the average intra trading price of the preceding five business days.

Buy As You Earn Share Plan (‘BAYE’)

The BAYE is a HMRC approved plan. Eligible employees purchase shares in the Company by investing monthly, up to £150 (annual limit £1,800), which is deducted from their gross salary. For each share purchased (‘partnership share’), for no additional payment, two free matching shares are awarded. Matching shares will be forfeited if purchased shares are withdrawn from the trust within one year. The international version of the BAYE operates on a similar basis to that of the UK, but each purchased share is matched with one partnership share, which is not subject to forfeiture.

Sharesave Plan (‘SAYE’)

The SAYE is a HMRC approved plan. UK employees may participate in more than one scheme but only up to a maximum of £500 per month across all schemes. Employees who participate in the SAYE contribute a monthly amount from their net salary to a savings account. The SAYE vesting period is three years for UK employees.

At the end of the three year vesting period, the employees in the 2016 SAYE can exercise their share options using the funds in their savings account, to subscribe for shares at a preset price. This was £2.06 per share (2015 SAYE: £2.27 and 2014 SAYE: £2.14), a 20% discount to the average share price five business days prior to the award. Employees have up to six months after the three year vesting period to exercise their options and subscribe for shares. Forfeiture provisions apply in the case of approved and unapproved leavers.

The USA Employee Share Purchase Plan (‘ESPP’) operates on the same principles as the UK SAYE, but has a two year savings period and a lower discount at 15%. In 2016 the preset option price was $3.12 (2015 ESPP: $3.55 and 2014 ESPP: $3.81). Employees may participate in more than one plan, but only up to a plan maximum of $312.50 per month across all plans.

Company Share Option Plan (‘CSOP’)

The CSOP is a HMRC approved share option plan with the maximum value of unvested options at any time limited to £30,000 for UK employees. No such restrictions apply for overseas employees. Employees can buy Company shares after a three year vesting period at an option price fixed at the start of the scheme. There are no Group performance conditions attached to the options, only employment conditions that must be satisfied, and the exercise period is two years, while US employees have three months to exercise. Executive Directors are not eligible to participate in the CSOP, but they may hold awards made prior to their executive appointment. The CSOP plans are valued using the Black Scholes Option Pricing Model and recognized in net income on a straight line basis. The 2016 CSOP option price was £2.61 (2015 CSOP: £2.85 and 2014 CSOP: £2.67). The 2013 CSOP became exercisable for UK employees in April 2016. The option price was £1.58. The 2014 CSOP was available to exercise for US employees in April 2016 as the US CSOP is a two year plan.

Executive Shared Ownership Plan (‘ExSOP’)

The ExSOP is an employee share ownership plan and is aimed at encouraging employee share ownership at middle management level. Executive Directors do not participate in the ExSOP.

Certain employees are invited to acquire jointly, with an employee benefit trust, the beneficial interest in a number of Company shares under the terms of a joint ownership agreement (‘JOA’). Under a JOA, the employee will benefit from any growth in value in excess of a hurdle price fixed at the time of the award subject to employment conditions being satisfied on the vesting date.

The ExSOP scheme is valued using the Black Scholes Option Pricing Model and is recognized in net income on a straight line basis. For the 2016 ExSOP, the market price at grant was £2.50 (ExSOP 2015: £2.82 and ExSOP 2014: £2.68) per share. The hurdle price was set at £2.84 (2015: £3.11 and 2014: £2.92) per share. The shares have a three year vesting period with a subsequent two year exercise period. The 2013 ExSOP became exercisable for employees in April 2016 with a market price at grant of £1.58 and a hurdle price at £1.72.

Long-Term Incentive Plan (‘LTIP’)

The LTIP awards provide selected employees restricted shares or £nil cost options that have employment conditions and performance conditions attached as shown below. Employees who have been awarded such options have five years to exercise their options following the three year vesting period for 2013 LTIP and five and four years to exercise their options following the three and four year vesting periods (respectively) for 2014 LTIP 2014. Two thirds of the 2015 and 2016 LTIP can be exercised from the end of the year three and one third from the end of year four.

Amount
2014 award criteria	vesting
Henderson Group TSR less than the 50th percentile of the FTSE 350 General Financial Services companies	Nil
Henderson Group TSR at the 50th percentile of the FTSE 350 General Financial Services companies	25%
Henderson Group TSR at or above the 75th percentile of the FTSE 350 General Financial Services companies	100%

If the Henderson Group TSR is between the 50th and 75th percentiles, the amount vesting will increase on a linear basis. The Remuneration Committee must also be satisfied the Henderson Group TSR reflects the underlying performance of the Group. For the 2013 and 2014 LTIP, the performance hurdle was 95% relative to Henderson Group TSR and 5% on risk and sustainability metrics. Employees must also satisfy employment conditions at each anniversary date for the shares to vest.

The 2015 and 2016 LTIP award vesting and release of the award are subject to performance against the following performance conditions measured (as appropriate) over, or at the end of, the relevant three or four year performance period (in respect of the first and second tranche of the award respectively):

2015 and 2016 awards criteria	Weighting
Market conditions
FTSE 350	25%
ASX 100	25%
Non-Market
Net Fund Flows Condition	15%
Investment Performance Condition	15%
Operating Margin Condition	10%
People Strategy Condition	10%

In respect of the first tranche of the award, an additional holding period of two years shall apply commencing on the relevant vesting date, during which time the participant may not sell, pledge, charge, assign, dispose of or otherwise transfer ownership of the underlying share pertaining to the award, other than to meet mandatory liabilities to tax and/or social security contributions. In respect of the second tranche of the award, an additional holding period of one year shall apply commencing on the relevant vesting date with similar conditions.

The performance period for the 2013 LTIP was completed on December 31, 2015 and 98% of awards vested in April 2016. The performance period for the first tranche of 2014 LTIP was completed on December 31, 2016 and 3% of awards will vest in April 2017. The Monte Carlo model has been used to value the options of the 2015 and 2016 plans with the Black-Scholes Option Pricing Model used for plans prior to 2015.

The components of the Group’s long-term incentive compensation expense for the years ended December 31, 2016, 2015 and 2014 are summarized as follows (in millions):

	Year Ended December 31,
	2016	2015	2014
DEP	$17.5	$18.6	$16.9
LTIP	7.5	8.7	7.1
RSP	5.1	8.3	9.4
BAYE	3.0	2.9	1.3
ExSOP	1.9	2.0	1.6
CSOP	1.4	1.7	1.6
SAYE	0.7	0.8	0.8
ESOP	0.2	0.6	3.6
Stock-based payments expense	37.3	43.6	42.3
DEP Funds—Liability settled	35.0	24.6	19.1
Social Security costs	13.2	16.5	12.9
Total charge to the consolidated statement of comprehensive income	$85.5	$84.7	$74.3

At December 31, 2016, unrecognized and unearned compensation, based on vesting outcomes as at December 31, 2016 on the 2016 LTIP, and the weighted-average number of years over which the compensation cost will be recognized are summarized as follows (in millions):

	Unrecognized compensation	Weighted- average years
DEP	$12.1	1.4
LTIP	13.3	2.1
RSP	5.9	1.7
BAYE	1.1	0.6
ExSOP	2.1	1.7
CSOP	1.5	1.6
SAYE	1.1	1.9
Stock-based payments expense	37.1	1.7
DEP Funds-Liability settled	25.6	1.4
Social Security costs	16.2	1.6
Total charge to the consolidated statement of comprehensive income remaining	$78.9	1.6

The Group generally grants annual long-term incentive awards in March and April in relation to annual awards but also throughout the year due to seasonality of performance fee bonuses. The deferred element of the 2016 award, not yet granted by December 31, 2016 and not included in the table above, totaled $58.8m and will generally be recognized on a graded vesting basis over a three-year period. The 2017 annual grant is not subject to performance-based accelerated vesting.

Stock Options

Stock options were granted to employees in 2016, 2015 and 2014. The fair value of stock options granted to the Group’s employees in 2016 was estimated on the date of each grant using the Black-Scholes option pricing model and a Monte Carlo Model, with the following assumptions:

Black-Scholes Option Pricing Model

	Year Ended December 31,
	2016					2015
	CSOP	US CSOP	ExSOP	SAYE	US SAYE	CSOP	US CSOP	ExSOP	SAYE	US SAYE
Fair value of options granted (pence)	33.51	27.01	27.40	58.49	64.71	43.40	37.26	35.70	70.65	64.71
Assumptions:
Dividend yield	4.12%	4.12%	4.12%	3.98%	3.98%	3.19%	3.19%	3.19%	3.14%	3.13%
Expected volatility	30.26%	29.67%	30.26%	29.72%	29.35%	29.50%	28.78%	29.50%	29.38%	27.73%
Risk-free interest rate	0.58%	0.45%	0.58%	0.53%	0.40%	0.70%	0.51%	0.70%	0.79%	0.63%
Expected life (years)	3	2	3	3	2	3	2	3	3	2

Monte Carlo Model

	Year Ended December 31, 2016,
	% Allocation of award	Tranche 1	Tranche 2
Fair Values:
TSR—FTSE 350	25	150.8	148.2
TSR—ASX 100	25	159.3	155.0
Non Market Related		206.4	204.2
Fund Flows	15
Investment Performance	15
Growth in operating margin	10
People Strategy	10
Assumptions:
Date of Grant		March 24 2016	March 24 2016
Start of performance period		Jan 1 2016	Jan 1 2016
End of performance period		Dec 31 2018	Dec 31 2019
Vesting date		March 24 2019	March 24 2020
Share price at grant (pence)		250.0p	250.0p
Risk free discount rate		0.8% pa	1.1% pa
Dividend yield		3.2% pa	3.2% pa
Share price volatility in GBP		29% pa	33% pa
Share price volatility in AUD		28% pa	30% pa

Expected volatility was determined using an average of Henderson’s historical volatility. Expected life was determined using the vesting periods of each grant. The risk-free interest rate for periods within the contractual life of the options is based on the UK Treasury 3 year coupon rate and 2 year coupon rate respectively at grant date.

The table below summarizes the Group’s outstanding options, exercisable options and options vested or expected to vest for the years ended December 31, 2016, 2015 and 2014:

	2016		2015		2014
	Shares	Weighted- average price (£)	Shares	Weighted- average price (£)	Shares	Weighted- average price (£)
Outstanding at January 1	43,890,407	1.35	50,187,980	0.93	52,457,022	0.62
Granted	16,251,758	1.53	15,375,429	1.70	14,989,407	1.66
Exercised	(11,039,274)	0.73	(12,818,494)	0.79	(11,233,911)	0.61
Forfeited	(3,542,649)	1.81	(8,854,508)	0.45	(6,024,538)	0.64
Outstanding at December 31	45,560,242	1.53	43,890,407	1.34	50,187,980	0.93
Exercisable(1)	5,014,642	0.87	2,419,325	0.66	2,642,193	0.92
Vested or expected to vest	24,849,673	0.44	39,184,673	1.13	41,498,497	0.56

Included in the above table is Henderson’s nil cost LTIP options which constitute the majority of forfeitures.

(1)                                 The number of exercisable options represents instruments for which all vesting criteria have been satisfied and whose exercise price was below the closing price of the Group’s common stock as of the end of the period.

Restricted Stock Awards

The table below summarizes unvested restricted stock awards for the years ended December 31, 2016, 2015 and 2014:

	2016		2015		2014
	Shares	Weighted- average price (£)	Shares	Weighted- average price (£)	Shares	Weighted- average price (£)
Outstanding at January 1	26,653,694	1.79	39,546,315	1.44	47,460,263	1.20
Adjustment	—	—	8,210	2.18	—	—
Granted	9,134,443	2.47	6,742,546	2.82	8,177,657	2.51
Exercised	(16,862,324)	1.63	(18,464,223)	1.40	(13,480,072)	1.30
Forfeited	(2,459,183)	1.59	(1,179,154)	2.05	(2,611,533)	1.17
Unvested at December 31	16,466,630	2.46	26,653,694	1.79	39,546,315	1.44

The following table summarizes the intrinsic value of exercised, outstanding and exercisable options at December 31, 2016 and 2015 (in GBP millions):

	December 31,
	2016	2015
Exercised	£18.9	£26.7
Outstanding	£47.7	£77.0
Exercisable	£7.5	£5.9

Note 15—Retirement Benefit Plans

Defined Contribution Plan

The Group operates a defined contribution retirement benefit plan. The assets of the plan are held separately from those of the Group in trustee administered funds.

The total amounts charged to the Consolidated Statement of Comprehensive Income for the year ended December 31, 2016 in respect of the defined contribution plan was $11.7m (2015: $11.7m, 2014: $11.2m) which represents contributions paid or payable to this plan by the Group.

Defined Benefit Plans

The main defined benefit pension plan sponsored by the Group is the defined benefit section of the Henderson Group Pension Scheme (‘HGPS’) which closed to new members on November 15, 1999. The HGPS is funded by contributions to a separately administered fund.

Benefits in the defined benefit section of the HGPS are based on service and final salary. The plan is approved by HMRC for tax purposes and is operated separately from the Group and managed by an independent Trustee board. The Trustee is responsible for payment of the benefits and management of the HGPS assets. The Group also has a contractual obligation to provide certain members of the HGPS with additional defined benefits on an unfunded basis.

The HGPS is subject to UK regulations, which require the Group and the Trustee to agree a funding strategy and contribution schedule for the scheme.

The Group’s latest triennial valuation of the HGPS has resulted in a deficit on a technical provisions basis of $35.8 million (£29.0 million). The Group has agreed with the trustees of the plan to make contributions of $10.4 million (£8.4 million) per year for four years starting from 2017 to recover the deficit.

Plan assets and benefit obligations

The plan assets and defined benefit obligations of the HGPS and the unapproved pension plan were valued as of December 31, 2016. The Group’s plan assets, benefit obligations and funded status as at the December 31 measurement date are as follows (in millions):

	2016	2015
Change in plan assets:
Fair value of plan assets as at January 1	$877.2	$955.9
Return on plan assets	183.3	0.3
Employer contributions	3.0	3.4
Benefits paid	(30.8)	(31.0)
Foreign currency translation	(155.4)	(51.4)
Fair value of plan assets as at December 31	877.3	877.2
Change in benefit obligation:
Benefit obligation as at January 1	(674.5)	(747.5)
Service cost	(1.2)	(1.5)
Interest cost	(22.6)	(25.8)
Benefits paid	30.8	31.0
Actuarial (loss)/gain	(131.6)	29.5
Foreign currency translation	119.9	39.8
Benefit obligation as at December 31	(679.2)	(674.5)
Funded status as at year end	198.1	202.7
Tax at source	(29.8)	(23.0)
Net retirement benefit asset recognized in the Consolidated Balance Sheet	$168.3	$179.7

Amounts recognized on the Consolidated Balance Sheet, net of tax at source as at December 31, 2016 and 2015, consist of the following (in millions):

	2016	2015
Retirement benefit assets recognized in the Consolidated Balance Sheet
Henderson Group Pension Scheme	$180.2	$191.6
Retirement benefit obligations recognized in the Consolidated Balance Sheet:
Henderson Group unapproved pension scheme	(11.9)	(11.9)
Net retirement benefit asset recognized in the Consolidated Balance sheet	$168.3	$179.7

The following key assumptions were used in determining the defined benefit obligation as at December 31, 2016 and 2015:

	2016	2015
Discount rate	2.9%	3.8%
Inflation—salaries	2.5%	2.5%
Inflation—RPI	3.2%	3.0%
Inflation—CPI	2.1%	2.0%
Pension increases (RPI capped at 5% p.a.)	3.0%	2.9%
Pension increases (RPI capped at 2.5% p.a.)	2.1%	2.0%
Life expectancy of male aged 60 at accounting date	28.6	28.5
Life expectancy of male aged 60 in 15 years time	29.9	30.0

The discount rate applied to the plan obligations is based on AA-rated corporate bond yields with similar maturities.

Plan assets

The fair values of the HGPS plan assets as at December 31, 2016 and 2015, by major asset class, are as follows (in millions):

	2016	2015
Cash and cash equivalents	$3.9	$6.3
Forward foreign exchange contracts	(0.8)	(1.2)
Bond assets	694.0	683.8
Equity investments	180.2	187.9
Property investments	—	0.4
Total assets at fair value	$877.3	$877.2

The assets of the HGPS are allocated to a growth portfolio and to bond assets. The majority of the growth portfolio is invested in pooled diversified funds, with the objective of achieving a level of growth greater than the bond portfolio. The bond portfolio is managed on a segregated basis, with the primary objective of meeting the cash flows as they mature.

The strategic allocation as at December 31, 2016 and 2015 was broadly 25% growth assets and 75% bond assets.

With the exception of the property investments held as at December 31, 2015, all of the HGPS plan assets are quoted in active markets and therefore classified as Level 1 in the fair value hierarchy. These assets are valued through the use of quoted market prices in an active market. The property investments were classified as Level 3.

The following table shows a reconciliation of the beginning and ending fair value measurement for Level 3 assets (in millions):

	2016	2015
Fair value of Level 3 assets at beginning of year	$0.4	$10.6
Losses recognized in the period	(0.3)	(0.2)
Purchases, sales and settlements (net)	(0.1)	(9.8)
Foreign currency translation	—	(0.2)
Fair value of Level 3 assets at end of year	$—	$0.4

There were no Level 3 investments held as at December 31, 2016.

The expected rate of return on assets for the financial period ending December 31, 2016 was 3.4% p.a. based on financial conditions as at December 31, 2015 (2015: 3.2% p.a.). This rate is derived by taking the weighted average of the long-term expected rate of return on each of the asset classes in HGPS’s target asset allocation. The expected rate of return has been determined based on yields on either long-dated government bonds or relevant corporate bonds, dependent on the class of asset in question, adjusted where appropriate based on the individual characteristics of each asset class.

Actuarial gains and losses

Cumulative amounts recognized in accumulated other comprehensive income and the actuarial gain, net of tax deducted at source, credited to other comprehensive income for the years ended December 31, 2016 and 2015 are shown below (in millions):

	2016	2015
Opening accumulated unamortized actuarial gain	$17.1	$17.8
Actuarial gain recognized in the year	26.1	2.0
Tax at source	(11.4)	(2.7)
Closing accumulated unamortized actuarial gain	$31.8	$17.1

No actuarial gains were amortized from accumulated other comprehensive income during the years ended December 31, 2016 or December 31, 2015. No actuarial gains are expected to be amortized from accumulated other comprehensive income into net periodic benefit cost during 2017.

Net periodic benefit cost

The components of net periodic benefit cost in respect of defined benefit plans for the years ended December 31 include the following (in millions):

	2016	2015	2014
Service cost	$(1.2)	$(1.5)	$(2.1)
Interest cost	(22.6)	(25.8)	(30.3)
Expected return on plan assets	25.6	27.8	36.4
Net periodic benefit credit	1.8	0.5	4.0
Contributions to money purchase section	(7.5)	(8.1)	(8.4)
Total cost	$(5.7)	$(7.6)	$(4.4)

The following key assumptions were used in determining the net periodic benefit cost for the years ended December 31, 2016, 2015 and 2014 (in millions):

	2016	2015	2014
Discount rate	3.8%	3.6%	4.5%
Inflation—salaries	2.5%	2.5%	2.5%
Inflation—RPI	3.0%	3.1%	3.5%
Inflation—CPI	2.0%	2.1%	2.5%
Pension increases (RPI capped at 5% pa)	2.9%	3.0%	3.4%
Pension increases (RPI capped at 2.5% pa)	2.0%	2.1%	2.3%
Expected return on plan assets	3.4%	3.2%	4.5%
Amortization period for net actuarial gains/losses at beginning of the year (years)	11	11	11

Cash flows

Employer contributions of $3.0m were paid into the plan during 2016 (excluding credits to members’ Money Purchase accounts). The Group expects to contribute approximately $12.8m to the HGPS (excluding credits to members’ Money purchase accounts) in the year ended December 31, 2017. This includes the additional contributions agreed with the Trustees.

The expected future benefit payments for the Group’s pension plan are as follows (in millions):

2017	$15.4
2018	$17.2
2019	$18.9
2020	$19.4
2021	$21.1
2022 - 2026	$126.3

Note 16—Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss, net of tax, for the years ended December 31, 2016 and 2015, are as follows (in millions):

	Year ended December 31,
	2016				2015
	Available- for-sale securities	Foreign currency	Retirement benefit asset, net	Total	Available- for-sale securities	Foreign currency	Retirement benefit asset, net	Total
Beginning balance	$5.1	$(211.8)	$17.1	$(189.6)	$18.4	$(117.7)	$17.8	$(81.5)
Other comprehensive income/(loss) before reclassifications	0.8	(247.1)	15.0	(231.3)	1.4	(94.5)	(0.7)	(93.8)
Amounts reclassified from accumulated other comprehensive income/(loss)	(1.2)	—	—	(1.2)	(14.7)	—	—	(14.7)
Total other comprehensive (loss)/income	(0.4)	(247.1)	15.0	(232.5)	(13.3)	(94.5)	(0.7)	(108.5)
Less: other comprehensive (income)/loss attributable to noncontrolling interests	—	(12.4)	—	(12.4)	—	0.4	—	0.4
Ending balance	$4.7	$(471.3)	$32.1	$(434.5)	$5.1	$(211.8)	$17.1	$(189.6)

The components of other comprehensive loss net of tax for the years ended December 31, 2016, 2015 and 2014 are as follows (in millions):

Year ended December 31, 2016	Pre-tax amount	Tax expense	Net amount
Net unrealized gain on available-for-sale securities	$0.8	$—	$0.8
Foreign currency translation adjustments	(247.4)	0.3	(247.1)
Retirement benefit asset, net	14.7	0.3	15.0
Reclassifications to net income	(1.2)	—	(1.2)
Total other comprehensive (loss)/income	$(233.1)	$0.6	$(232.5)

Year ended December 31, 2015	Pre-tax amount	Tax expense	Net amount
Net unrealized gain on available-for-sale securities	$1.4	$—	$1.4
Foreign currency translation adjustments	(94.5)	—	(94.5)
Retirement benefit asset, net	(0.5)	(0.2)	(0.7)
Reclassifications to net income	(14.7)	—	(14.7)
Total other comprehensive loss	$(108.3)	$(0.2)	$(108.5)

Year ended December 31, 2014	Pre-tax amount	Tax credit	Net amount
Net unrealized gain on available-for-sale securities	$0.7	$0.2	$0.9
Foreign currency translation adjustments	(117.5)	—	(117.5)
Retirement benefit asset, net	29.6	0.1	29.7
Reclassifications to net income	(2.9)	—	(2.9)
Total other comprehensive (loss)/income	$(90.1)	$0.3	$(89.8)

Note 17—Earnings and Dividends per Share

Earnings per Share

The following is a summary of the earnings per share calculation for the years ended December 31, 2016, 2015 and 2014 (in millions, except per share data):

	Year Ended December 31,
	2016	2015	2014
Net income attributable to Henderson	$189.0	$329.8	$503.3
Less: allocation of earnings to participating restricted stock-based awards	(4.5)	(9.0)	(17.7)
Net income attributable to Henderson common shareholders for basic	$184.5	$320.8	$485.6
Less: dilutive impacts of participating stock-based awards	(4.5)	(8.9)	(17.4)
Net income attributable to Henderson common shareholders for diluted (two class)	$184.5	$320.9	$485.9
Weighted-average common shares outstanding-basic	1,091.1	1,093.1	1,085.2
Dilutive effect of:
Stock options, restricted stock, other	20.0	61.4	69.2
Weighted-average diluted common shares outstanding-diluted (two class)	1,111.1	1,154.5	1,154.4
Earnings per share:
Basic earnings per share	$0.17	$0.29	$0.45
Diluted earnings per share (two class)	$0.17	$0.28	$0.42

Dividends per Share

The payment of cash dividends is within the discretion of Henderson’s Board of Directors and depends on many factors, including, but not limited to the Group’s results of operations, financial condition, capital requirements, general business conditions and legal requirements. Dividends are subject to semi-annual declaration by Henderson’s Board of Directors and are declared in GBP.

The following is a summary of cash dividends declared and paid during the years ended December 31, 2016, 2015 and 2014 (in GBP):

	2016	2015	2014
Dividends paid per share	10.40p	9.50p	8.45p

Note 18—Commitments and Contingencies

Operating Leases

Henderson rents office space under the terms of various operating lease agreements. As of December 31, 2016, future minimum rental commitments under non-cancelable operating leases are as follows (in millions):

Year ended December 31,	Amount
2017	$18.0
2018	17.9
2019	18.0
2020	17.7
2021	16.3
Thereafter (in total)	73.8
Total	$161.7

Future minimum rental commitments presented in the table above exclude any sublease payments expected to be received. The total future minimum sublease payments expected to be received under non-cancellable subleases within one year at the reporting date were $6.2m (2015: $10.3m).

Rent expense was $12.9m, $11.8m and $10.5m for the years ended December 31, 2016, 2015 and 2014, respectively, net of sub-lease payments received.

Henderson’s operating lease obligations represent property leases. A 20.5 year operating lease was entered into during 2008 on 201 Bishopsgate, London, which provides for reviews to open market rent on every fifth anniversary of the lease and provided an initial rent-free period of 30 months. The rental expense on this lease is being recognized on a straight-line basis over the lease period and is included in accrued liabilities in the Group’s Consolidated Balance Sheet.

On acquisition of New Star and Gartmore, the Group became party to three further material operating leases in relation to 1 Knightsbridge Green, London, 8 Lancelot Place, London and Rex House, Queen Street, London. These offices were vacated and sub-leased by the Group. At the cease use date, the Group recognized the estimated future liability associated with the rental obligation as the net present value of the expected future cash outflows, net of any sub-lease rentals receivable. This liability has been recorded within current and non-current ‘other accrued liabilities’ on the Consolidated Balance Sheet. As at the reporting date, the lease in respect of 1 Knightsbridge Green had expired and the onerous leases in respect of the other two offices ran for a further period of six years and nine years respectively. At December 31, 2016 and 2015 the carrying value of these obligations are as follows (in millions):

	Year ended December 31,
	2016	2015
201 Bishopsgate	$8.7	$11.3
1 Knightsbridge Green	—	0.1
8 Lancelot Place	3.5	5.1
Rex House	8.6	10.1
Total	$20.8	$26.6

Merger agreement

Under the Agreement and Plan of Merger dated 3 October 2016 (‘Merger Agreement’) relating to the business combination of Henderson Group plc (Henderson) and Janus Capital Group Inc (Janus) (the Merger), customary representations and warranties were made by each of Henderson and Janus. The Merger Agreement also provides that if Henderson or Janus terminates the Merger Agreement because of a failure of the shareholders of the other party to approve the Merger at the shareholder meeting, Henderson or Janus, as the case may be, will reimburse the other party for its actual out-of-pocket fees and expenses subject to a cap of US$10 million and that, upon termination of the Merger Agreement under specified circumstances, including: (i) a change in the recommendation of the Henderson Board or the Janus Board; or (ii) a termination of the Merger Agreement by Henderson or Janus, because of a failure of the shareholders of the other party to approve the Merger or because the Merger is not completed by 30 September 2017, in each case at a time when there was an offer or proposal for an alternative transaction with respect to such party (and such party enters into or completes an alternative transaction within a 12-month tail period), Henderson or Janus, as the case may be, will pay to the other party a termination fee equal to US$34 million in cash. There are no other circumstances in which a termination fee or indemnity would become payable in respect of a party’s breach of a representation or warranty.

Litigation and Other Regulatory Matters

In the normal course of business, the Group is exposed to certain legal or tax matters, which could involve litigation and arbitration, and may result in contingent losses. Although there can be no assurances, based on information currently available, management believes that it is probable that the outcome of matters that are pending or threatened will not have a material effect on the Group’s consolidated financial statements.

Note 19—Related Party Transactions

Disclosures relating to equity method investments and the Group pension scheme can be found in Note 8 and Note 15 respectively. Transactions between Henderson Group plc and its controlled subsidiaries have been eliminated on consolidation and are not disclosed in this note.

Certain managed funds are deemed to be related parties of the Group under the related party definition in ASC 850, “Related Party Disclosures”. The Group earns fees from the funds for which it acts as investment manager and the balance sheet includes amount due from these managed funds.

During the year ended December 31, 2016, the Group recognized revenues of $885.0m (2015: $1,082.8m, 2014: $1,024.7m) from the funds it manages that are related parties and not consolidated, in the Consolidated Statement of Comprehensive Income.

The following table reflects amounts in the Consolidated Balance Sheet relating to fees receivable from managed funds which are deemed to be related parties (in millions):

	Accounts receivable	Accrued income	Total
December 31, 2016	$3.1	$130.8	$133.9
December 31, 2015	$12.1	$150.8	$162.9

Seed investments held in managed funds are disclosed in Note 4—‘Consolidation’.

Note 20—Geographic Information

The following summary provides information concerning the Group’s principal geographic areas for the years ended and as of December 31, 2016, 2015 and 2014 (in millions):

	Year ended December 31,
Revenues	2016	2015	2014
UK	$518.4	$699.7	$767.5
Luxembourg	282.7	273.5	217.9
US	172.1	172.0	109.5
International	26.7	9.9	10.8
Total	$999.9	$1,155.1	$1,105.7

International revenues and assets are attributed to countries based on the location in which revenues are earned.

	Year ended December 31,
Long-lived assets	2016	2015	2014
UK	$995.8	$1,189.3	$1,361.8
US	110.0	125.6	137.7
Australia	76.7	80.3	12.8
International	1.7	1.0	1.1
Total	$1,184.2	$1,396.2	$1,513.4

Long-lived assets for this purpose consist of intangible assets, goodwill, investments accounted for using the equity method and property, equipment and software.

Note 21—Subsequent events

On February 3, 2017, the Group renewed its £30.0m revolving credit facility. Currently there are no amounts drawn down.

On February 8, 2017, Henderson Group plc declared a final 2016 dividend of 7.30p per share. This dividend will be paid on May 19, 2017 to shareholders on the register at May 5, 2017.

On February 16, 2017, in anticipation of the proposed merger with Janus Capital Group Inc, the Group entered into a five year revolving credit facility for $200.0m to ensure the combined group has sufficient access to liquidity. The facility is contingent upon completion of the merger.

On April 26, 2017, the Group will propose a change to its Articles of Association for approval from its shareholders. This will allow the Group to recognize movements in relation to stock-based compensation plans in additional paid-in capital, rather than directly in retained earnings, which is the Group’s current policy. If the proposed changes to the Articles of Association are approved by the shareholders then the existing accumulated balance in relation to stock-based compensation plans ($-92.9m as at December 31, 2016) will be reclassified from retained earnings to additional paid-in capital in 2017.